UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                         POST-EFFECTIVE AMENDMENT NO. 11
                     TO REGISTRATION STATEMENT No. 33-50968
                      ON FORM S-2 TO FORM S-1 ON FORM S-2

                                      Under

                           The Securities Act of 1933


                           IDS Life Insurance Company
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

                                    Minnesota
--------------------------------------------------------------------------------
         (State or other jurisdiction of incorporation or organization)

                                    41-0823832
--------------------------------------------------------------------------------
                      (I.R.S. Employer Identification No.)

         70100 AXP Financial Center, Minneapolis, MN 55474 (800) 862-7919
--------------------------------------------------------------------------------
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               Mary Ellyn Minenko
                           IDS Life Insurance Company
            50607 AXP Financial Center, Minneapolis, Minnesota 55474
                                 (612) 671-3678
--------------------------------------------------------------------------------
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

It is proposed that this filing become effective on May 1, 2002.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

                         Calculation of Registration Fee

------------------------------------- ----------------- ------------------------ ----------------------- -------------------
Title of Each Class of Securities       Amount to be       Proposed Maximum         Proposed Maximum         Amount of
to be Registered                         Registered     Offering Price Per Unit    Aggregate Offering     Registration Fee
                                                                                         Price
------------------------------------- ----------------- ------------------------ ----------------------- -------------------
Interests  in a  flexible  premium       N/A
group  market  value  annuity
contract and individual market
value annuity contracts for non-tax
qualified purchases.


                                     PART I.

                       INFORMATION REQUIRED IN PROSPECTUS

            Attached hereto and made a part hereof is the Prospectus.

AMERICAN EXPRESS

FLEXIBLE PAYMENT
MARKET VALUE ANNUITY

ISSUED BY: IDS LIFE INSURANCE COMPANY

PROSPECTUS
MAY 1, 2002

IDS Life Insurance Company (IDS Life) issues this annuity and offers it in two ways:

-    A Group Market Value Annuity Contract, and

-    Individual Market Value Annuity Contracts.

To buy this annuity, you must send IDS Life a purchase payment of at least $5,000 with an application for a contract. You may make additional purchase payments of at least $2,000.

IDS LIFE ACCOUNT MGA
GROUP AND INDIVIDUAL FLEXIBLE PREMIUM MARKET VALUE ANNUITY CONTRACTS ISSUED AND SOLD BY:

IDS LIFE INSURANCE COMPANY
70100 Financial Center
Minneapolis, MN 55474
Telephone: (800) 862-7919

If you choose not to hold these securities until the end of a guarantee period, they may be subject to a substantial surrender charge or market value adjustment. As a result, you could get less than your purchase payment back.

Interest rates for renewal guarantee periods may be higher or lower than the previous guaranteed interest rate. The minimum guaranteed renewal interest rate is 3%. IDS Life guarantees this rate.

THE SECURITIES AND EXCHANGE COMMISSION (SEC) HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

AN INVESTMENT IN THIS ANNUITY IS NOT A DEPOSIT OF A BANK OR FINANCIAL INSTITUTION AND IS NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY. AN INVESTMENT IN THIS ANNUITY INVOLVES INVESTMENT RISK INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.

Before you invest, be sure to ask your sales representative about the annuity's features, benefits, risks and fees, and whether the annuity is appropriate for you, based upon your financial situation and objectives.

IDS Life and its affiliated insurance companies offer several different annuities which your sales representative may be authorized to offer to you. Each annuity has different features and benefits that may be appropriate for you based on your financial situation and needs, your age and how you intend to use the annuity. The different features and benefits may include the investment and fund manager options, variations in interest rate amount and guarantees, credits, surrender charge schedules and access to annuity account values. The fees and charges may also be different between each annuity.

TABLE OF CONTENTS

THE FLEXIBLE PAYMENT MARKET VALUE ANNUITY IN BRIEF           3
KEY TERMS                                                    4
DESCRIPTION OF CONTRACTS                                     5
  General                                                    5
  Application and Purchase Payment                           5
  Right to Cancel                                            6
  Guarantee Periods                                          6
  Surrenders, Free Withdrawals and Systematic Withdrawals    7
  Surrender Charge                                           8
  Transfers                                                  9
MARKET VALUE ADJUSTMENT                                      9
PREMIUM TAXES                                               11
DEATH BENEFIT PRIOR TO SETTLEMENT                           11
THE ANNUITY PAYMENT PERIOD                                  12
AMENDMENT, DISTRIBUTION AND ASSIGNMENT OF CONTRACTS         13
TAXES                                                       13
THE COMPANY                                                 15
ADDITIONAL INFORMATION                                      20
EXPERTS                                                     20
IDS LIFE INSURANCE COMPANY FINANCIAL INFORMATION            21
APPENDIX A-- TOTAL SURRENDER OF A SUBACCOUNT                36
APPENDIX B -- MARKET VALUE ADJUSTMENT ILLUSTRATION          37

THE FLEXIBLE PAYMENT MARKET VALUE ANNUITY IN BRIEF

In this prospectus, "we," "us" and "IDS Life" refer to IDS Life Insurance Company and "you" and "yours" refer to an owner who has been issued a contract.

This summary is incomplete. Do not rely on it as a description of your contract. For more complete information, you must read the entire prospectus. You can find more information about a topic in the summary by turning to the discussion beginning at the page listed after that topic in the summary.

CONTRACTS: We are offering qualified and nonqualified group and individual flexible premium market value annuity contracts to the general public for non-tax qualified and tax qualified purchases. As is the case of other annuities, it may not be advantageous for you to purchase this contract as a replacement for, or in addition to, an existing annuity or life insurance policy.

Most annuities have a tax deferred feature. So do many retirement plans under the Internal Revenue Code. As a result, when you use an annuity to fund a retirement plan that is tax deferred, your annuity will not provide any necessary or additional tax deferral for that retirement plan. But annuities do have features other than tax deferral that may help you reach your retirement goals. You should consult your tax advisor prior to making a purchase for an explanation of the tax implications to you.

Each subaccount of the contracts has a guaranteed rate of interest that we credit to the purchase payment when it is held to the end of the subaccount guarantee period. Surrenders or transfers before the end of a subaccount guarantee period are subject to a market value adjustment and, if it applies, a surrender charge. Surrenders or transfers are available without market value adjustment on the last day of each subaccount guarantee period and during the first ten days of each new subaccount guarantee period. A free withdrawal amount is available under each subaccount.

GUARANTEE PERIODS: When you make an initial purchase payment under an application, or an additional purchase payment or transfer you allocate the payment or transfer to one or more subaccounts that we offer when we receive your application and payment. We establish a subaccount for each combination of guarantee period and guarantee rate to which you allocate a purchase payment or transfer. The purchase payment or transfer allocated to each subaccount earns interest at the rate for that subaccount that we have guaranteed for your contract. We credit interest daily. Credited interest earns interest at the rate we established. The guarantee rate we establish will always be at least 3%.
(p. 6)

When a subaccount guarantee period ends, a new guarantee period will begin. We will transfer the subaccount accumulation value without market value adjustment to a new subaccount. The new subaccount guarantee period will be for one year unless you choose a different period from those we offer at that time. The new guarantee period may never extend beyond the settlement date. (p. 6)

SURRENDERS, FREE WITHDRAWALS AND SYSTEMATIC WITHDRAWALS: Each contract year, you may surrender or transfer free withdrawal amounts. These free withdrawal amounts are not subject to either a surrender charge or a market value adjustment. However, they are subject to federal income tax and may be subject to a federal penalty tax and, under certain tax-deferred annuities, to 20% income tax withholding. Free withdrawal amounts are calculated separately for each subaccount. From the time we establish a subaccount for you as a result of your payment or transfer, up to the next contract anniversary, the free withdrawal amount is 10% of the subaccount payment or transfer. During each contract year after that, the free withdrawal amount is 10% of the prior contract anniversary subaccount accumulation value. You also may establish systematic withdrawals of amounts up to the free withdrawal amount. (p. 7)

With some restrictions, we permit partial or total surrenders. We may delay payment of any surrender for up to six months from the date we receive notice of surrender or for the period permitted by state law, if less. We will not delay a payment for more than seven days except under extraordinary circumstances. If we choose to exercise this right, then during this delay, we will pay annual interest of at least 3% of any amounts delayed for more than thirty days.
(p. 8)

SURRENDER CHARGE: Surrenders may be subject to a surrender charge. We calculate surrender charges separately for each subaccount. The surrender charge depends on the number of contract years a purchase payment allocated to a subaccount has been in the contract. If you surrender from a subaccount before your purchase payments in that subaccount have been in the contract for eight contract years, a surrender charge, beginning at a maximum of 7% of the market adjusted value surrendered will be subtracted from that subaccount. There are no surrender charges for payments that have been in the contract for eight or more contract years or if the surrender occurs on the last day of a subaccount guarantee period or during the first ten days of the new subaccount guarantee period. We will waive the surrender charge in certain instances. (p. 8)

TRANSFERS: You may transfer the accumulation value from an existing subaccount to a new subaccount at any time before the settlement date as long as the old subaccount existed for at least one calendar year before the transfer. The minimum accumulation value the owner may transfer is $2,000 or the entire subaccount accumulation value, if less. For transfers before the end of a subaccount guarantee period, there will be a market value adjustment to the accumulation value in excess of the free withdrawal amount. (p. 9)

MARKET VALUE ADJUSTMENT: The market value adjustment is the increase or decrease in the value of any early surrender or transfer you make from your subaccount. A market value adjustment applies when the surrender or transfer occurs before the end of a subaccount guarantee period. No market value adjustment applies to any surrender or transfer at the end of a guarantee period. The amount of the actual adjustment is determined by a formula that is based on the difference between the guaranteed interest rate on your annuity and a current interest rate determined by IDS Life. That current interest rate will be the rate that IDS Life pays on a new Flexible Payment Market Value Annuity that has a guaranteed period equal to the time remaining in your subaccount guarantee period. The formula also includes a 0.25% charge that will reduce the value of your surrender or transfer regardless of the current interest rate then in effect. The amount you receive on surrender or transfer could be less than your total purchase payments if interest rates increase. If interest rates decrease, the amount you receive on surrender or transfer may be more than your total purchase payments and accrued interest. The market adjusted value also affects settlements under an annuity payment plan. (p. 9)

PREMIUM TAXES: We may deduct premium taxes from the accumulation value of your contract. State premium taxes range from 0 to 3.5% of your gross purchase payments. (p. 11)

DEATH BENEFIT PRIOR TO SETTLEMENT: The contract provides for a guaranteed death benefit. If the annuitant or owner dies before the settlement date, we will pay to the owner or beneficiary the death benefit in place of any other payment under the contract. The amount of the death benefit will equal the accumulation value. (p. 11)

THE ANNUITY PAYMENT PERIOD: Beginning at a specified time in the future, we will pay the owner a lump sum payment or start to pay a series of payments. You may choose a series of payments under some annuity plans. (p. 12)

KEY TERMS

THESE TERMS CAN HELP YOU UNDERSTAND DETAILS ABOUT YOUR CONTRACT:

ACCUMULATION VALUE: The value of the net purchase and transfer payments plus interest credited, adjusted for any surrenders. The contract accumulation value is the sum of all subaccount accumulation values.

ANNUITANT: The person on whose life monthly annuity payments depend.

ANNUITY: A contract purchased from an insurance company that offers tax-deferred growth of the purchase payment until earnings are withdrawn.

CASH SURRENDER VALUE: The market adjusted value less any applicable surrender charge. On the last day of a guarantee period, the cash surrender value is the accumulation value.

CONTRACT: A deferred annuity contract, or a certificate showing your interest under a group annuity contract, that permits you to accumulate money for retirement by making a purchase payment. A contract provides for a lifetime or other forms of payouts beginning at a specified time in the future.

CONTRACT ANNIVERSARY: The same day and month as the contract date each year that the contract remains in force.

CONTRACT DATE: The effective date of the contract as designated in the contract.

FREE WITHDRAWAL AMOUNT: The amount of surrenders and transfers that you may make each contract year without market value adjustment or surrender charge. We calculate free withdrawal amounts separately for each subaccount. From the time a subaccount is established by payment or transfer to the next contract anniversary, the free withdrawal amount is 10% of your subaccount payment or transfer. During each contract year after that, the free withdrawal amount is 10% of the subaccount on the last contract anniversary.

GUARANTEE PERIOD: The period for which we guarantee a particular declared effective annual interest rate.

GUARANTEE RATE: The particular declared effective annual interest rate we guarantee for a guarantee period.

MARKET ADJUSTED VALUE: The accumulation value in excess of the free withdrawal amount, increased or decreased by the market value adjusted value formula, plus the free withdrawal amount. The adjustment is for interest rate changes since a subaccount began. We calculate the adjustment separately for each subaccount. The contract market adjusted value is the sum of all subaccount market adjusted values.

MARKET VALUE ADJUSTMENT: The market adjusted value minus the accumulation value.

OWNER: The person or entity to whom the contract is issued.

PURCHASE PAYMENT: Payment made to IDS Life for an annuity.

QUALIFIED ANNUITY: A contract that you purchase to fund one of the following tax-deferred retirement plans that is subject to applicable federal law and any rules of the plan itself:

- Individual Retirement Annuities (IRAs) under Section 408(b) of the Internal Revenue Code of 1986, as amended (the Code)

-    Roth IRAs under Section 408A of the Code

-    Simplified Employee Pension (SEP) plans under Section 408(k) of the Code

-    Plans under Section 401(k) of the Code

-    Custodial and trusteed plans under Section 401(a) of the Code

-    Tax-Sheltered Annuities (TSAs) under Section 403(b) of the Code

A qualified annuity will not provide any necessary or additional tax deferral if it is used to fund a retirement plan that is already tax deferred.

All other contracts are considered NONQUALIFIED ANNUITIES.

SETTLEMENT: The application of contract value to provide annuity payments. If the settlement date is not the last day of a guarantee period, we apply the market adjusted value of the contract. On the last day of a guarantee period, we apply the accumulation value of the contract.

SETTLEMENT DATE: The date on which annuity payments are to begin.

SUBACCOUNT: An account we establish for each combination of guarantee period and guarantee rate to which you allocate a purchase or transfer payment. Each subaccount is distinguished by the guarantee period and the date the guarantee period begins.

SURRENDER VALUE: The accumulation value plus any market value adjustment that applies, less any surrender charge that applies.

WRITTEN REQUEST: A request in writing signed by you and delivered to us at our corporate office.

DESCRIPTION OF CONTRACTS

GENERAL

This prospectus describes interests in qualified and nonqualified flexible premium group and individual market value annuity contracts offered by IDS Life to the general public.

As described in this prospectus, each subaccount of the contracts has an interest rate guaranteed by IDS Life that we credit to a purchase payment in the contract when it is held to the end of the subaccount guarantee period. We credit (compound) interest daily to achieve a stated annual effective rate, based on a 365-day year. We do not pay interest on leap days (Feb. 29). Surrenders or transfers before the end of a subaccount guarantee period are subject to a market value adjustment, a surrender charge (if applicable), income taxes, and a 10% IRS tax penalty if withdrawn prior to age 59 1/2.

Subject to insurance department approval of the contract, IDS Life will be offering this contract in the District of Columbia and all states except New York.

APPLICATION AND PURCHASE PAYMENT

To apply for a contract, you must complete an application and make a minimum purchase payment of $5,000. We permit additional purchase payments of at least $2,000 under a contract. These additional purchase payments may be made until the date the contract terminates or the date on which annuity payments begin, whichever is earlier. The maximum total purchase payments in the first and later contract years is $500,000. We reserve the right to change this maximum. If you purchase the contract to fund a tax-deferred retirement plan, that plan's limit on contributions also will apply.

We will return an improperly completed application, along with the corresponding purchase payment, five business days after we receive it.

A payment is credited to a contract on the date we receive a properly completed application at our corporate office along with the purchase payment. Interest is earned the next day. IDS Life then issues a contract and confirms the purchase payment in writing.

When an initial purchase payment is made under an application, or when additional purchase payments or transfers are made, you allocate the payment to one or more subaccounts offered at that time by IDS Life. The minimum amount you may allocate to a subaccount is $2,000 or, in the case of a transfer, the entire subaccount accumulation value if less than $2,000. You have a subaccount for each guarantee period to which you allocate an initial purchase payment. You also have a subaccount for each guarantee period to which you allocate an additional purchase payment or to which you transfer all or part of an existing subaccount. Each subaccount is distinguished by the guarantee period and the date the guarantee period begins.

RIGHT TO CANCEL

State or federal law may give you the right to cancel the contract within a specific period of time after receipt of the contract and receive a refund of the entire purchase payment. For revocation to be effective, mailing or delivery of notice of cancellation must be made in writing to our corporate office at the following address: IDS Life Insurance Company, Attn: Transactions, 70100 AXP Financial Center, Minneapolis, Minnesota 55474.

GUARANTEE PERIODS

You select guarantee periods from among those we offer. As of the date of this prospectus, we are offering guarantee periods with annual durations from one to ten years; however, the guarantee periods we offer in the future could be different. The guarantee period selected will determine the guaranteed interest rate and the purchase payment (less surrenders made and less applicable premium taxes, if any) or any transfer will earn interest at this guaranteed interest rate during the entire guarantee period. Interest is credited to your annuity daily. All interest rates we quote are effective annual interest rates. This refers to the rate that results after interest has compounded daily for a full year. In other words, the interest you earn each day earns interest itself the next day, assuming you do not withdraw it. (At the end of a year, assuming you have made no withdrawals, your interest earnings will equal your guaranteed rate multiplied by your contract value at the beginning of the year.)

The example below shows how we will credit interest during the guarantee period. For the purpose of this example, we have made the assumptions as indicated.

EXAMPLE OF GUARANTEE RATE

Beginning subaccount accumulation value:    $50,000
Guaranteed period:                          10 years
Guarantee rate:                             6% annual effective rate

                                INTEREST CREDITED TO THE         CUMULATIVE INTEREST
YEAR                              SUBACCOUNT DURING YEAR     CREDITED TO THE SUBACCOUNT       ACCUMULATION VALUE
  1                                       $3,000.00                    $ 3,000.00                   $53,000.00
  2                                        3,180.00                      6,180.00                    56,180.00
  3                                        3,370.80                      9,550.80                    59,550.80
  4                                        3,573.05                     13,123.85                    63,123.85
  5                                        3,787.43                     16,911.28                    66,911.28
  6                                        4,014.68                     20,925.96                    70,925.96
  7                                        4,255.55                     25,181.51                    75,181.51
  8                                        4,510.89                     29,692.40                    79,692.40
  9                                        4,781.55                     34,473.95                    84,473.95
 10                                        5,068.43                     39,542.38                    89,542.38

Guaranteed accumulation value at the end of 10 years is:

   $50,000 + $39,542.38 = $89,542.38

NOTE: THIS EXAMPLE ASSUMES NO SURRENDERS OF ANY AMOUNT DURING THE ENTIRE TEN-YEAR PERIOD. A MARKET VALUE ADJUSTMENT APPLIES AND A SURRENDER CHARGE MAY APPLY TO ANY INTERIM SURRENDER IN EXCESS OF THE FREE WITHDRAWAL AMOUNT (SEE "SURRENDERS, FREE WITHDRAWALS AND SYSTEMATIC WITHDRAWALS"). THE HYPOTHETICAL INTEREST RATES ARE ONLY ILLUSTRATIONS. THEY DO NOT PREDICT FUTURE INTEREST RATES TO BE DECLARED UNDER THE CONTRACT. ACTUAL INTEREST RATES DECLARED FOR ANY GIVEN TIME MAY BE MORE OR LESS THAN THOSE SHOWN.

END OF A SUBACCOUNT GUARANTEE PERIOD: When a subaccount guarantee period ends, a new guarantee period will begin. We will transfer your subaccount accumulation value to a new subaccount without applying a market value adjustment. At the end of a guarantee period, or during the first ten days of the new subaccount guarantee period, you also will be able to totally or partially surrender the subaccount accumulation value without market value adjustment or surrender charge. However, such a surrender will be subject to federal income tax and may be subject to a federal penalty tax. Surrenders from certain tax-deferred annuities also may be subject to 20% income tax withholding. If you surrender less than the entire subaccount accumulation value, at least $1,000 must remain in the subaccount.

We will mail you a notice twenty-one calendar days before the guarantee period ends to remind you to select a new guarantee period. If we do not receive the written selection request within ten calendar days after the guarantee period ends, the new guarantee period will be one year. The new guarantee period will never extend beyond the settlement date. For example, if the annuitant is age 82 at the end of a guarantee period and the settlement date is the annuitant's age 85, a three-year guarantee period is the maximum guarantee period that you may choose under the contract.

The accumulation value transferred to the new subaccount is guaranteed by IDS Life's general assets and will earn interest at a guarantee rate that we have declared for the guarantee period. This guarantee rate may be higher or lower than previous guarantee rates. We may declare new schedules of guaranteed interest rates as frequently as daily.

At your written request, we will notify you of the guarantee rate that applies to a specific guarantee period. You also may call us to ask about guarantee rates.

ESTABLISHMENT OF GUARANTEED INTEREST RATES: We will know the guaranteed interest rate for a chosen guarantee period at the time we receive a purchase payment or you make a transfer. We will send a confirmation that will show the amount paid or transferred and the applicable guaranteed interest rate.

When one subaccount guarantee period ends and another begins, we will establish a guaranteed interest rate for the new period that is equal to or greater than the rate credited on new comparable purchase payments at the time. The minimum guaranteed interest rate established by us will always be at least 3% per year.

The interest rates that IDS Life will declare as guaranteed rates in the future are determined by us at our discretion. We will determine the rates based on various factors including, but not limited to, the interest rate environment, returns earned on investments backing these annuities (see "Investments by IDS Life"), product design, competition, and IDS Life's revenues and expenses. WE CANNOT PREDICT NOR CAN WE GUARANTEE FUTURE GUARANTEED INTEREST RATES ABOVE THE 3% RATE.

SURRENDERS, FREE WITHDRAWALS AND SYSTEMATIC WITHDRAWALS

GENERAL: Subject to certain tax law and retirement plan restrictions noted below, you may make total and partial surrenders under a contract at any time.

For all surrenders, we will reduce the accumulation value by the amount surrendered on the surrender date and that amount will be payable to the owner. We will also reduce the accumulation value by any applicable surrender charge. We will either reduce or increase the accumulation value by any market value adjustment applicable to the surrender. IDS Life will, on request, inform you of the amount payable in a total or partial surrender.

Any total or partial surrender may be subject to tax and tax penalties. Surrenders from certain tax qualified annuities also may be subject to 20% income tax withholding. (See "Taxes.")

TAX-SHELTERED ANNUITIES: The Code imposes certain restrictions on your right to receive early distributions from a TSA:

- Distributions attributable to salary reduction contributions (plus earnings) made after Dec. 31, 1988, or to transfers or rollovers from other contracts, may be made from the TSA only if:

     -- you are at least age 59 1/2;

     -- you are disabled as defined in the Code;

     -- you severed employment with the employer who purchased the contract; or

     -- the distribution is because of your death.

- If you encounter a financial hardship (as provided by the Code), you may be eligible to receive a distribution of all contract values attributable to salary reduction contributions made after Dec. 31, 1988, but not the earnings on them.

- Even though a distribution may be permitted under the above rules, it may be subject to IRS taxes and penalties (see "Taxes").

- The above restrictions on distributions do not affect the availability of the amount credited to the contract as of Dec. 31, 1988. The restrictions also do not apply to transfers or exchanges of contract value within the contract, or to another registered variable annuity contract or investment vehicle.

FREE WITHDRAWAL AMOUNTS: You may surrender or transfer free withdrawal amounts each contract year. These free withdrawal amounts are not subject to either a surrender charge or a market value adjustment. However, they are subject to federal income tax and may be subject to a federal penalty tax and, if made from certain tax-deferred annuities, to 20% income tax withholding. Free withdrawal amounts are calculated separately for each subaccount. From the time a subaccount is established by payment or transfer up to the next contract anniversary, the free withdrawal amount is 10% of the subaccount payment or transfer. During each contract year thereafter, the free withdrawal amount is 10% of the prior contract anniversary subaccount accumulation value.

SYSTEMATIC WITHDRAWALS: You may establish systematic withdrawals of amounts up to the free withdrawal amount by written request or other method acceptable to IDS Life. The minimum systematic withdrawal amount from the contract is $100, and these withdrawals can be made on a monthly, quarterly, semi-annual or annual basis. You may designate the systematic withdrawal to be made from the contract in one of the following ways:

- withdrawing interest earnings up to the free withdrawal amount from each subaccount over the systematic withdrawal period;

- withdrawing the entire free withdrawal amount over the systematic withdrawal period; or

- withdrawing a specific dollar amount less than the free withdrawal amount. Under this option, the specific dollar amount will be withdrawn on a pro-rata basis from all the subaccounts in which you have a balance, unless you instruct otherwise.

The minimum contract accumulation value required to begin systematic withdrawals is $5,000. You may start or stop this service at any time, but must give us 30 days' notice to change any systematic withdrawal instructions that are currently in place.

Systematic withdrawals may result in taxes, tax penalties and 20% income tax withholding being applied to all or a portion of the amount withdrawn. You should consult a tax advisor regarding the tax consequences of systematic withdrawals.

PARTIAL SURRENDERS: Unless we agree otherwise, the minimum contract accumulation value you may surrender is $1,000 (except for free withdrawal amounts and systematic withdrawals as explained above). The minimum balance in a subaccount after surrender is $1,000.

You may make a surrender by written request. This request must specify the subaccount(s) from which the surrender is to be made and the surrender amount. You also may make a partial surrender request not exceeding $100,000 by telephone. We have the authority to honor any telephone partial surrender request believed to be authentic and will use reasonable procedures to confirm that they are. This includes asking identifying questions and tape recording calls. As long as reasonable procedures are followed, neither IDS Life nor its affiliates will be liable for any loss resulting from fraudulent requests. At times when the volume of telephone requests is unusually high, we will take special measures to ensure that your call is answered as promptly as possible. We will not allow a telephone surrender request within 30 days of a phoned-in address change.

You may request the net check amount you wish to receive. We will determine how much accumulation value needs to be surrendered to yield the net check amount after any applicable market value adjustments and surrender charge deductions.

TOTAL SURRENDERS: We will compute the value of your contract at the next close of business after we receive your request for a complete surrender. A contract terminates upon total surrender. We may request return of the contract prior to a total surrender.

PAYMENT ON SURRENDER: We may defer payment of any partial or total surrender for a period not exceeding six months from the date we receive your notice of surrender or the period permitted by state insurance law, if less. Only under extraordinary circumstances will we defer a surrender payment more than seven days, and if we defer payment for more than 30 days, we will pay annual interest of at least 3% on the amount deferred. While all circumstances under which we could defer payment upon surrender may not be foreseeable at this time, such circumstances could include, for example, our inability to liquidate assets due to a general financial crisis. If we intend to withhold payment more than 30 days, we will notify you in writing.

SURRENDER AT THE END OF A GUARANTEE PERIOD: A subaccount surrender at the end of the guarantee period or during the first ten days of the new guarantee period will not incur a surrender charge or market value adjustment, nor will it reflect any interest earned during this ten day period.

NOTE: We will charge you a fee if you request express mail delivery or that payment be wired to your bank. For instructions, please contact your sales representative.

SURRENDER CHARGE

We may assess a surrender charge on any total or partial surrender of purchase payments that have been in the contract for less than eight contract years unless the surrender occurs on the last day of a subaccount guarantee period or during the first ten days of the new subaccount guarantee period. We calculate surrender charges for each subaccount. The surrender charge depends on the number of contract years a purchase payment to a subaccount has been in the contract. The surrender charge decreases each year on the contract anniversary date. There are no surrender charges for payments that have been in the contract for eight or more contract years.

We determine the surrender charge by multiplying the applicable surrender charge percentage by the subaccount market adjusted value in excess of the free withdrawal amount. The surrender charge percentages are as follows:

             CONTRACT YEARS SINCE            SURRENDER CHARGE
               PAYMENT RECEIVED                 PERCENTAGE
                     1                              7%
                     2                              6
                     3                              5
                     4                              4
                     5                              3
                     6                              2
                     7                              1
                     8 or more                      0

For an example of how the surrender charge is calculated for the total surrender of a subaccount, please see Appendix A.

WAIVER OF SURRENDER CHARGE: We will assess no surrender charge for:

-    exercise of the cancellation right;

-    free withdrawal amounts;

-    payments that have been in the contract for eight or more contract years;

-    transfers between subaccounts;

- surrenders from a subaccount at the end of its guarantee period and during the first ten days of the new subaccount guarantee period;

- application of the accumulation value to provide annuity payments using an annuity payment plan; or

-    death benefits.

In some cases, such as when an employer makes this annuity available to employees, we may expect to incur lower sales and administrative expenses or perform fewer services due to the size of the group, the average contribution and the use of group enrollment procedures. Then we may be able to reduce or eliminate surrender charges. However, we expect this to occur infrequently.

TRANSFERS

You may transfer the accumulation value from an existing subaccount to a new subaccount at any time before the settlement date. A subaccount must have been established for at least one calendar year before you can make a transfer from it. We will not charge a fee for these transfers. However, the transfers are subject to a market value adjustment.

For transfers before the end of a guarantee period, there will be a market value adjustment to the accumulation value in excess of the free withdrawal amount. There will not be a market value adjustment for transfers at the end of a guarantee period.

The minimum accumulation value you may transfer is $2,000 or the entire subaccount accumulation value, if less. You may transfer less than the entire subaccount accumulation value only if a minimum accumulation value of $1,000 remains in the subaccount after the transfer.

You may make a transfer by written request. This request must specify the subaccount from which the transfer is to be made and the amount of the transfer if it is less than the entire subaccount accumulation value. The request must also specify the length of the new guarantee period.

MARKET VALUE ADJUSTMENT

We guarantee the subaccount accumulation value, including the interest credited, if the value is held in the subaccount until the end of the guarantee period. However, we will apply a market value adjustment if a surrender or transfer occurs prior to the end of the guarantee period.

The market value adjustment is a positive or negative adjustment of the subaccount accumulation value. The market value adjustment reflects the relationship, at the time of surrender or transfer, between the subaccount guarantee rate and the interest rate we are crediting on purchase payments or transfers made to new Flexible Payment Market Value Annuity subaccounts with guarantee periods that are the same as the time remaining in the subaccount guarantee period.

The market adjusted value is sensitive to changes in current interest rates. The difference between your accumulation value and market adjusted value on any day will depend on our current schedule of guaranteed interest rates on that day, the time remaining in your guarantee period and your guaranteed interest rate.

The market adjusted value is your subaccount accumulation value (in excess of the free withdrawal amount) adjusted by the market value adjustment, plus the free withdrawal amount. Upon surrender your subaccount's market adjusted value may be greater than the contract's accumulation value, equal to it or less than it depending on how the guaranteed interest rate on the contract compares to the interest rate of a new Flexible Payment Market Value Annuity for the same number of years as the guarantee period remaining on your contract.

Before we look at the market adjusted value formula, it may help to look in a general way at how comparing your contract's guaranteed rate and the rate for a new contract affects your market adjusted value.

RELATIONSHIP BETWEEN YOUR CONTRACT'S GUARANTEED RATE AND NEW CONTRACT FOR THE SAME NUMBER OF YEARS AS THE GUARANTEED PERIOD REMAINING ON YOUR CONTRACT:

          IF YOUR ANNUITY RATE IS:                          YOUR MARKET ADJUSTED VALUE WILL BE:
          less than the new annuity rate + .25%             less than your accumulation value
          equal to the new annuity rate + .25%              equal to your accumulation value
          greater than the new annuity rate + .25%          greater than your accumulation value

GENERAL EXAMPLES

ASSUME:

- You purchase a contract and allocate your purchase payment to a subaccount with a guarantee period of ten years.

- We guarantee an interest rate of 4.5% annually for your ten-year guarantee period.

- After three years you decide to surrender the value of the subaccount. In other words, you decide to surrender your contract when you have seven years left in your subaccount guarantee period.

When considering the examples, remember that, if you surrender, market value adjustments and surrender charges only apply to surrenders in excess of the fee withdrawal amount. Remember that your market adjusted value depends partly on the interest rate of a new Flexible Payment Market Value Annuity for the same number of years as the guarantee period remaining for your subaccount. In this case, that is seven years.

EXAMPLE 1: Remember that your subaccount is earning 4.5%. Assume that new contracts that we offer with a seven-year guarantee period are earning 5.0%. We add 0.25% to the 5.0% rate to get 5.25%. Your contract's 4.5% rate is less than the 5.25% rate and, as reflected in the table above, your market adjusted value will be less than your accumulation value.

EXAMPLE 2: Remember again that your subaccount is earning 4.5%, and assume that new contracts that we offer with a seven-year guarantee period are earning 4.0%. We add 0.25% to the 4.0% rate we are paying on new contracts, which equals 4.25%, and compare that number to the 4.5% you are earning on your subaccount. In this example, your subaccount's 4.5% rate is greater than the 4.25% rate, and, as reflected in the table above, your market adjusted value will be greater than your accumulation value. To determine that adjustment precisely, you will have to use the formula described below.

As shown in the table headed "surrender charge percentage," when you have begun your fourth contract year from the beginning of the guarantee period, your surrender charge percentage is 4%. In either of our two examples, a 4% surrender charge would be deducted from the market adjusted value.

DETERMINING THE MARKET VALUE ADJUSTMENT: The market value adjustment is determined by:

- Calculating the subaccount accumulation value to be adjusted. This is the amount to be surrendered or transferred from the subaccount that is in excess of the free withdrawal amount;

- Calculating the market adjusted value of that accumulation value using the market adjusted value formula below; and

-    Subtracting the accumulation value from the market adjusted value.

The precise market adjusted value formula is as follows:

MARKET ADJUSTED VALUE = [(AV SUB c - FWA) X F] + FWA

       AV SUB c  =  The subaccount accumulation value to be surrendered or transferred

            FWA  =  The lesser of AV SUB c or free withdrawal amount


                    (1 + i SUB g)(TO THE POWER OF (N + t))
              F  =  ---------------------------------
                    (1 + i SUB Mvi)(TO THE POWER OF (N + t))

where:

        i SUB g  =  The subaccount guarantee rate

              N  =  The number of complete years to the end of the guarantee period for the subaccount

              t  =  The fraction of a year remaining to the end of the
                    guarantee period (for example, if 180 days remain in a 365-day contract year, it would be .493 for the subaccount)

       i SUB Mvi =  The subaccount guarantee rate IDS Life then is crediting on purchase payments or transfers made to new subaccounts with guarantee periods of the same duration as the time remaining in the subaccount guarantee period +.0025 (Straight line interpolation between whole year rates. If N is zero, i sub Mvi is the rate for a one year guarantee period.)

The current interest rates we offer on subaccounts of the Flexible Payment Market Value Annuity will change periodically at our discretion. It is the rate we are then paying on purchase payments and renewals paid under this class of contracts for guarantee period durations equaling the remaining guarantee period of the contract to which the formula is being applied. If the remaining guarantee period is a number of complete years, we will use the specific complete year guarantee rate. If the remaining guarantee period is less than one year, we will use the one year guarantee rate. If the remaining guarantee period is a number of complete years plus fractional years, we will determine the rate by straight line interpolation between the two years' rates. For example, if the remaining guarantee period duration is 8.5 years, and the current guaranteed interest rate for eight years is 4% and nine years is 5%, IDS Life will use a guaranteed interest rate of 4.5%.

For an illustration showing an upward and downward market value adjustment, please see Appendix B.

WAIVER OF MARKET VALUE ADJUSTMENT: We will not apply a market value adjustment for:

-    exercise of the cancellation right;

-    free withdrawal amounts;

- surrenders or transfers from a subaccount at the end of its guarantee period and during the first ten days of the new subaccount guarantee period;

- application of the accumulation value to provide annuity payments using an annuity payment plan; or

-    death benefits.

PREMIUM TAXES

We reserve the right to deduct an amount from the accumulation value of the contract at the time that any applicable premium taxes assessed against the Company or otherwise not previously deducted are payable. If a tax is payable at the time of the purchase payment and we choose to not deduct it at that time, we further reserve the right to deduct it at a later date. Current premium taxes range in an amount up to 3.5% depending on jurisdiction.

DEATH BENEFIT PRIOR TO SETTLEMENT

If the annuitant or owner dies before the settlement date, the death claim will be processed on the valuation date our death claim requirements are fulfilled. We will determine the contract's value at the next accumulation unit value calculated after our death claim requirements are fulfilled. We pay interest, if any, at a rate no less than required by law. We will mail payment to the beneficiary within seven days after our death claim requirements are fulfilled.

NONQUALIFIED ANNUITIES

If your spouse is sole beneficiary or joint owner with a right of survivorship and you die before the settlement date, your spouse may keep the contract as owner. To do this your spouse must, within 60 days after we receive proof of death, give us written instructions to keep the contract in force.

If your beneficiary is not your spouse, we will pay the beneficiary in a single sum unless you give us other written instructions. We must fully distribute the death benefit within five years of your death. However, the beneficiary may receive payments under any annuity payment plan available under this contract if:

- the beneficiary asks us in writing within 60 days after we receive proof of death; and

- payments begin no later than one year after your death, or other date permitted by the Code; and

- the payment period does not extend beyond the beneficiary's life or life expectancy.

QUALIFIED ANNUITIES

The IRS has issued proposed regulations to take effect Jan. 1, 2002 which may affect distributions from your qualified annuity. Contact your tax advisor if you have any questions as to the impact of the new proposed rules on your situation.

- SPOUSE BENEFICIARY: If you have not elected an annuity payout plan, and if your spouse is the sole beneficiary, your spouse may elect to receive payouts, or elect to treat the contract as his or her own. If your spouse elects a payout option, the payouts must begin no later than the year in which the annuitant would have reached age 70 1/2. If the annuitant attained age 70 1/2 at the time of death, payouts must begin no later than Dec. 31 of the year following the year of the annuitant's death.

     Your spouse may elect to assume ownership of the contract at any time. If your spouse elects to assume ownership of the contract, the contract value will be equal to the death benefit that would otherwise have been paid.

- NON-SPOUSE BENEFICIARY: If you have not elected an annuity payout plan, and if death occurs prior to the year the annuitant would have attained age
     70 1/2, the beneficiary may elect to receive payouts from the contract over a five year period. If the annuitant's death occurs after attaining age
     70 1/2, we will pay the beneficiary in a single sum unless the beneficiary elects to receive payouts under an annuity payout plan available under this contract if:

     -- the beneficiary asks us in writing within 60 days after we receive proof of death; and

     --   payouts begin no later than one year following the year of your death;
          and

     -- the payout period does not extend beyond the beneficiary's life or life expectancy.

- ANNUITY PAYOUT PLAN: If you elect an annuity payout plan, the payouts to your beneficiary will continue pursuant to the annuity payout plan you elect.

THE ANNUITY PAYMENT PERIOD

ELECTING THE SETTLEMENT DATE AND ANNUITY PAYMENT PLAN

When we process your application, we will establish the settlement date to the maximum age or date as specified below. You can also select a date within the maximum limits. This date can be aligned with your actual retirement from a job, or it can be a different future date, depending on your needs and goals and on certain restrictions. You can also change the date, provided you send written instructions at least 30 days before annuity payouts begin.

For nonqualified annuities and Roth IRAs, the settlement date cannot be later than the latest of:

-    the contract anniversary nearest the annuitant's 85th birthday; or

-    the 10th contract anniversary.

For qualified annuities except Roth IRAs, to avoid IRS penalty taxes, the settlement date generally must be:

-    on or after the date the annuitant reaches age 59 1/2;

- for IRAs and SEPs, by April 1 of the year following the calendar year when the annuitant reaches age 70 1/2; or

- for all other qualified annuities, by April 1 of the year following the calendar year when the annuitant reaches age 70 1/2 or, if later, retires (except that 5% business owners may not select a settlement date that is later than April 1 of the year following the calendar year when they reach age 70 1/2).

If you take the minimum IRA or TSA distributions as required by the Code from another tax qualified investment, or in the form of partial surrenders from this contract, annuity payouts can start as late as the annuitant's 85th birthday or the 10th contract anniversary, if later.

ANNUITY PAYMENTS: The first payment will be made as of the settlement date. Once annuity payments have started for an annuitant, no surrender of the annuity benefit can be made for the purpose of receiving a lump sum in lieu of payments.

DEATH AFTER SETTLEMENT DATE: If you or the annuitant dies after the settlement date, the amount payable to the beneficiary, if any, will continue as provided in the annuity payment plan then in effect.

ANNUITY PAYMENT PLANS

There are different ways to receive annuity payments. We call these plans. You may select one of these plans, or another payment arrangement to which we agree, by giving us written notice at least 30 days before the settlement date.

You may ask us to apply the accumulation value (less applicable premium taxes, if any) on the settlement date under any of the annuity plans described below, but in the absence of an election, we will apply the market adjusted value on the settlement date under Plan B to provide a life annuity with 120 monthly payments certain.

If the amount to be applied to an annuity plan is not at least $2,000 or if payments are to be made to other than a natural person, we have the right to make a lump sum payment of the cash surrender value. If a lump sum payment is from a qualified annuity (except an IRA, Roth IRA or SEP), 20% income tax withholding may apply.


- PLAN A: This provides monthly annuity payments for the lifetime of the annuitant. We will not make payments after the annuitant dies.

- PLAN B: This provides monthly annuity payments for the lifetime of the annuitant with a guarantee by us that payments will be made for a period of at least five, ten or 15 years. You must select the period.

- PLAN C: This provides monthly annuity payments for the lifetime of the annuitant with a guarantee by us that payments will be made for a certain number of months. We determine the number of months by dividing the accumulation value applied under this plan by the amount of the monthly annuity payment.

- PLAN D: We call this a joint and survivor life annuity. Monthly payments will be paid while both the annuitant and a joint annuitant are living. When either the annuitant or joint annuitant dies, we will continue to make monthly payments until the death of the surviving annuitant. We will not make payments after the death of the second annuitant.

- PLAN E: This provides monthly fixed dollar annuity payments for a period of years that you elect. The period of years may be no less than 10 or more than 30.

Other income plan options may be available.

The contract provides for annuity payment plans on a fixed basis only. The amount of the annuity will depend on:

- the accumulation value (less any applicable premium tax not previously deducted) on the date;

- the annuity table we are then using for annuity settlements (never less than the table guaranteed in the contract);

-    the annuitant's age; and

-    the annuity payment plan selected.

The tables for Plans A, B, C and D are based on the "1983 Individual Annuitant Mortality Table A" and an assumed rate of 4% per year. The table for Plan E is based on an interest rate of 4%. IDS Life may, at our discretion, if mortality appears more favorable and interest rates justify, apply other tables that will result in higher monthly payments.

ANNUITY PAYMENT PLAN REQUIREMENTS FOR QUALIFIED ANNUITIES: If you purchased a qualified annuity, you have the responsibility for electing a payment plan that complies with your contract and with applicable law. Payment plan options will meet certain IRS regulations governing required minimum distributions if the payment plan meets the incidental distribution benefit requirements, if any, and the payments are made:

- in equal or substantially equal payments over a period not longer than the life of the annuitant or over the life of the annuitant or designated beneficiary; or

- in equal or substantially equal payments over a period not longer than the life expectancy of the annuitant or over the life expectancy of the annuitant and designated beneficiary; or

- over a period certain not longer than the life expectancy of the annuitant or over the life expectancy of the annuitant and designated beneficiary.

AMENDMENT, DISTRIBUTION AND ASSIGNMENT OF CONTRACTS

AMENDMENT OF CONTRACTS

We reserve the right to amend the contracts to meet the requirements of applicable federal or state laws or regulations. We will notify you in writing of any such amendments.

DISTRIBUTION OF CONTRACTS

IDS Life is the principal underwriter for the contracts. IDS Life is registered with the SEC under the Securities Exchange Act of 1934 (1934 Act) as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. IDS Life may enter into selling agent agreements with certain broker-dealers registered under the 1934 Act. IDS Life will pay a maximum commission of 6% of the purchase payment for the sale of a contract. In the future, we may pay a commission on an election of a subsequent guarantee period by an owner or when an owner maintains a contract in force.

ASSIGNMENT OF CONTRACTS

You may change ownership of your annuity at any time by filing a change of ownership form with us at our corporate office. No change of ownership will be binding upon us until we receive and record it. If you have a tax-deferred retirement plan, the contract may not be sold, assigned, transferred, discounted or pledged as collateral for a loan or as security for the performance of an obligation or for any other purpose to any person other than IDS Life; provided, however, that if the owner is a trust or custodian, or an employer acting in a similar capacity, ownership of a contract may be transferred to the annuitant.

The value of any part of a nonqualified annuity assigned or pledged is taxed like a cash withdrawal to the extent allocable to investment in annuity contracts after Aug. 13, 1982.

Transfer of a nonqualified annuity to another person without adequate consideration is considered a gift and the transfer will be considered a surrender of the contract for federal income tax purposes. The income in the contract will be taxed to the transferor who may be subject to the 10% IRS penalty tax for early withdrawal. The transferee's investment in the annuity will be the value of the annuity at the time of the transfer. Consult with your tax advisor before taking any action.

TAXES

Generally, under current law, your contract has a tax-deferral feature. This means any increase in the value of your contract is taxable to you only when you receive a payment or surrender (see detailed discussion below). Any portion of the annuity payments and any surrenders you request that represent ordinary income normally are taxable. We will send you a tax information reporting form for any year in which we made a taxable distribution according to our records. Roth IRAs may grow and be distributed tax free if you meet certain distribution requirements.

ANNUITY PAYMENTS UNDER NONQUALIFIED ANNUITIES: A portion of each payment will be ordinary income and subject to tax, and a portion of each payment will be considered a return of part of your investment and will not be taxed. If the annuitant dies before your investment in the contract is fully recovered, the remaining portion of the unrecovered investment can be taken as a federal income tax deduction for the last taxable year of the annuitant. All amounts you receive after your investment in the contract is fully recovered will be subject to tax.

Tax law requires that all nonqualified deferred annuity contracts issued by the same company (and possibly its affiliates) to the same owner during a calendar year be taxed as a single, unified contract when you take distributions from any one of those contracts.

QUALIFIED ANNUITIES: When your contract is used to fund a retirement plan that is already tax deferred under the Code, the contract will not provide any necessary or additional tax deferral for that retirement plan. If your contract is used to fund a 401(k) plan, your rights to benefits may be subject to the terms and conditions of the plan regardless of the terms of the contract.

Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions under the contract comply with the law. Qualified annuities have minimum distribution rules that govern the timing and amount of distributions. You should refer to your retirement plan or adoption agreement, or consult a tax advisor for more information about these distribution rules.

ANNUITY PAYMENTS UNDER QUALIFIED ANNUITIES (EXCEPT ROTH IRAS): Under a qualified annuity, the entire payment generally is includable as ordinary income and is subject to tax except to the extent that contributions were made with non-deductible contributions or with after-tax dollars rolled from a retirement plan. If the purchase payment was made by you or on your behalf with deductible or pre-tax dollars as part of a tax-deferred retirement plan, such amounts are not considered to be part of your investment in the contract and will be taxed when paid to you from the plan.

SURRENDERS: For qualified annuities under 401(a) and 401(k) plans, we will surrender your contract to the plan's trustee for the benefit of your account. For other qualified annuities and nonqualified annuities, if you surrender part or all of your contract before your annuity payments begin, your surrender payment will be taxed to the extent that the value of your contract immediately before the surrender exceeds your investment. You also may have to pay a 10% IRS penalty for surrenders you make before reaching age 59 1/2 unless certain exceptions apply.

DEATH BENEFITS TO BENEFICIARIES UNDER NONQUALIFIED ANNUITIES: The death benefit under a contract is not tax exempt. Any amount your beneficiary receives that represents previously deferred earnings within the contract is taxable as ordinary income to the beneficiary in the year he or she receives the payments.

DEATH BENEFITS TO BENEFICIARIES UNDER QUALIFIED ANNUITIES: The entire death benefit generally is taxable as ordinary income to the beneficiary in the year he or she receives the payments from the plan. If, under your 401(k) plan the purchase payment was made by you or on your behalf with after-tax contributions to your contract, the portion of any distribution from the plan that represents after-tax contributions is not taxable as ordinary income to your beneficiary. Death benefits under a Roth IRA generally are not taxable as ordinary income to the beneficiary if certain distribution requirements are met.

ANNUITIES OWNED BY CORPORATIONS, PARTNERSHIPS OR TRUSTS: For nonqualified annuities, any annual increase in the value of annuities held by such entities generally will be treated as ordinary income received during that year. This provision is effective for purchase payments made after Feb. 28, 1986. However, if the trust was set up for the benefit of a natural person only, the income will remain tax deferred.

PENALTIES: If you receive amounts from your contract (or, if applicable, from the plan) before reaching age 59 1/2, you may have to pay a 10% IRS penalty on the amount includable in your ordinary income. However, this penalty will not apply to any amount received:

-    because of your death;

-    because you become disabled (as defined in the Code);

- if the distribution is part of a series of substantially equal periodic payments, made at least annually, over your life or life expectancy (or joint lives or life expectancies of you and your beneficiary); or

- if it is allocable to an investment before Aug. 14, 1982 (except for qualified annuities).

For IRAs, other exceptions may apply if you make withdrawals from your contract before you reach age 59 1/2. For qualified annuities under 401(a) and 401(k) plans or TSAs, other exceptions may apply if you surrender your contract before your plan specifies that payments can be made.

WITHHOLDING, GENERALLY: If you receive all or part of the contract value, we may deduct withholding against the taxable income portion of the payment. Any withholding represents a prepayment of your tax due for the year. You take credit for these amounts on your annual tax return.

If the payment is part of an annuity payment plan, we generally compute the amount of withholding using payroll tables. You may provide us with a statement of how many exemptions to use in calculating the withholding. As long as you've provided us with a valid Social Security Number or Taxpayer Identification Number, you can elect not to have any withholding occur.

If the distribution is any other type of payment (such as a partial or full surrender) we compute withholding using 10% of the taxable portion. Similar to above, as long as you have provided us with a valid Social Security Number or Taxpayer Identification Number, you can elect not to have this withholding occur.

Some states also may impose withholding requirements similar to the federal withholding described above. If this should be the case, we may deduct state withholding from any payment from which we deduct federal withholding. The withholding requirements may differ if we are making payment to a non-U.S. citizen or if we deliver the payment outside the United States.

WITHHOLDING FROM QUALIFIED ANNUITIES: If you receive directly all or part of the contract value from a qualified annuity (except an IRA, Roth IRA or SEP), mandatory 20% federal income tax withholding (and possibly state income tax withholding) generally will be imposed at the time the payment is made from the plan. This mandatory withholding is in place of the elective withholding discussed above. This mandatory withholding will not be imposed if:

- instead of receiving the distribution check, you elect to have the distribution rolled over directly to an IRA or another eligible plan;

- the payment is one in a series of substantially equal periodic payments, made at least annually, over your life or life expectancy (or the joint lives or life expectancies of you and your designated beneficiary) or over a specified period of ten years or more;

-    the payment is a minimum distribution required under the Code; or

-    the payment is made on account of an eligible hardship.

Payments to a surviving spouse instead of being directly rolled over to an IRA also may be subject to mandatory 20% income tax withholding.

State withholding also may be imposed on taxable distributions.

TRANSFER OF OWNERSHIP OF A NONQUALIFIED ANNUITY: If you transfer a nonqualified annuity without receiving adequate consideration, the transfer is a gift and also may be a withdrawal for federal income tax purposes. If the gift is a currently taxable event for income tax purposes, the original owner will be taxed on the amount of deferred earnings at the time of the transfer and also may be subject to the 10% IRS penalty discussed earlier. In this case, the new owner's investment in the contract will be the value of the contract at the time of the transfer.

COLLATERAL ASSIGNMENT OF A NONQUALIFIED ANNUITY: If you collaterally assign or pledge your contract, earnings on purchase payments you made after Aug. 13, 1982 will be taxed to you like a surrender. You may not collaterally assign or pledge your qualified contracts.

IMPORTANT: Our discussion of federal tax laws is based upon our understanding of current interpretations of these laws. Federal tax laws or current interpretations of them may change. For this reason and because tax consequences are complex and highly individual and cannot always be anticipated, you should consult a tax advisor if you have any questions about taxation of your contract.

TAX QUALIFICATION: We intend that the contract qualify as an annuity for federal income tax purposes. To that end, the provisions of the contract are to be interpreted to ensure or maintain such tax qualification, in spite of any other provisions of the contract. We reserve the right to amend the contract to reflect any clarifications that may be needed or are appropriate to maintain such qualification or to conform the contract to any applicable changes in the tax qualification requirements. We will send you a copy of any amendments.

THE COMPANY

BUSINESS

IDS Life is a stock life insurance company organized in 1957 under the laws of the State of Minnesota. Its headquarters is 70100 AXP Financial Center, Minneapolis, MN 55474. IDS Life is a wholly owned subsidiary of American Express Financial Corporation (AEFC), which is a wholly owned subsidiary of American Express Company (American Express), a financial services company headquartered in New York.

IDS Life conducts a conventional life insurance business. It acts as a direct writer of fixed and variable insurance policies and annuities and is licensed in 49 states and the District of Columbia. IDS Life has four wholly owned subsidiaries, two which serve New York residents and two which serve residents in states other than New York. IDS Life and its subsidiaries offer fixed and
variable insurance   policies  and  annuities  through  individual  sales
representatives, through insurance agencies and broker-dealers who may also be associated with financial institutions such as banks and directly to American Express(R) Cardmembers.

IDS Life's primary products include fixed and variable universal life insurance and fixed and variable single premium and flexible premium deferred annuities. IDS Life also offers single premium life insurance, whole life insurance, term insurance, disability income insurance and long-term care insurance as well as immediate annuities.

INVESTMENTS BY IDS LIFE

IDS Life must invest its assets in its general account in accordance with requirements established by applicable state laws regarding the nature and quality of investments that life insurance companies may make and the percentage of their assets that they may commit to any particular type of investment. In general, these laws permit investments, within specified limits and subject to certain qualifications, in federal, state, and municipal obligations, corporate bonds, asset-backed securities, preferred and common stocks, real estate mortgages, real estate and certain other investments. All claims by purchasers of the contracts, and other general account products, will be funded by the general account.

We intend to construct and manage the investment portfolio relating to these market value annuity contracts using a strategy known as "immunization." Immunization seeks to lock in a defined return on the pool of assets versus the pool of liabilities over a specified time horizon. Since the return on the assets versus the liabilities is locked in, it is "immune" to any potential fluctuations in interest rates during the given time. We achieve immunization by constructing a portfolio of assets with a price sensitivity to interest rate changes (i.e., price duration) that is essentially equal to the price duration of the corresponding portfolio of liabilities. Portfolio immunization provides us with flexibility and efficiency in creating and managing the asset portfolio, while still assuring safety and soundness for funding liability obligations.

Our investment strategy will incorporate the use of a variety of debt instruments having price durations tending to match the applicable guaranteed interest periods. These instruments include, but are not necessarily limited to, the following:

- Securities issued by the U.S. government or its agencies or instrumentalities, which issues may or may not be guaranteed by the U.S. government;

- Debt securities that have an investment grade, at the time of purchase, within the four highest grades assigned by the nationally recognized rating agencies or are rated in the two highest grades by the National Association of Insurance Commissioners;

- Debt instruments that are unrated, but which are deemed by IDS Life to have an investment quality within the four highest grades;

- Other debt instruments, which are rated below investment grade, limited to 15% of assets at the time of purchase; and

- Real estate mortgages, limited to 30% of portfolio assets at the time of acquisition.

In addition, options and futures contracts on fixed income securities will be used from time to time to achieve and maintain appropriate investment and liquidity characteristics on the overall asset portfolio.

While this information generally describes our investment strategy, we are not obligated to follow any particular strategy except as may be required by federal law and Minnesota and other state insurance laws.

STATE REGULATION

IDS Life is subject to the laws of the State of Minnesota governing insurance companies and to the regulations of the Minnesota Department of Commerce. An annual statement in the prescribed form is filed with the Minnesota Department of Commerce each year covering our operation for the preceding year and its financial condition at the end of such year. Regulation by the Minnesota Department of Commerce includes periodic examination to determine IDS Life's contract liabilities and reserves so that the Minnesota Department of Commerce may certify that these items are correct. IDS Life's books and accounts are subject to review by the Minnesota Department of Commerce at all times. In addition, IDS Life is subject to regulation under the insurance laws of other jurisdictions in which it operates. Under insurance guaranty fund laws, in most states, insurers doing business therein can be assessed up to prescribed limits for policyholder losses incurred by insolvent companies. Most of these laws do provide, however, that an assessment may be excused or deferred if it would threaten an insurer's own financial strength.

LEGAL PROCEEDINGS

A number of lawsuits involving insurance sales practices, alleged agent misconduct, failure to properly supervise agents and other matters relating to life insurance policies and annuity contracts have been filed against life and health insurers in jurisdictions in which IDS Life and its affiliates do business. IDS Life and its affiliates, like other life and health insurers, are involved in such litigation. IDS Life was a named defendant in three class action lawsuits of this nature. On December 13, 1996, an action entitled LESA BENACQUISTO AND DANIEL BENACQUISTO V. IDS LIFE INSURANCE COMPANY AND AMERICAN EXPRESS FINANCIAL CORPORATION was commenced in Minnesota state court. A second action, entitled ARNOLD MORK, ISABELLA MORK, RONALD MELCHERT AND SUSAN MELCHERT
V. IDS LIFE INSURANCE COMPANY AND AMERICAN EXPRESS FINANCIAL CORPORATION was commenced in the same court on March 21, 1997. On October 13, 1998, an action entitled RICHARD W. AND ELIZABETH J. THORESEN V. AMERICAN EXPRESS FINANCIAL CORPORATION, AMERICAN CENTURION LIFE ASSURANCE COMPANY, AMERICAN ENTERPRISE LIFE INSURANCE COMPANY, AMERICAN PARTNERS LIFE INSURANCE COMPANY, IDS LIFE INSURANCE COMPANY AND IDS LIFE INSURANCE COMPANY OF NEW YORK was also commenced in Minnesota state court. These three class action lawsuits included allegations of improper insurance and annuity sales practices including improper replacement of existing annuity contracts and insurance policies, improper use of annuities to fund tax deferred contributory retirement plans, alleged agent misconduct, failure to properly supervise agents and other matters relating to life insurance policies and annuity contracts.

In January 2000, AEFC and its subsidiaries reached an agreement in principle to settle the three class action lawsuits described above. It is expected the settlement will provide $215 million of benefits to more than two million participants in exchange for a release by class members of all insurance and annuity market conduct claims dating back to 1985.

In August 2000, an action entitled LESA BENACQUISTO, DANIEL BENACQUISTO, RICHARD THORESEN, ELIZABETH THORESEN, ARNOLD MORK, ISABELLA MORK, RONALD MELCHERT AND SUSAN MELCHERT V. AMERICAN EXPRESS FINANCIAL CORPORATION, AMERICAN EXPRESS FINANCIAL ADVISORS, AMERICAN CENTURION LIFE ASSURANCE COMPANY, AMERICAN ENTERPRISE LIFE INSURANCE COMPANY, AMERICAN PARTNERS LIFE INSURANCE COMPANY, IDS LIFE INSURANCE COMPANY AND IDS LIFE INSURANCE COMPANY OF NEW YORK was commenced in the United States District Court for the District of Minnesota. The complaint put at issue various alleged sales practices and misrepresentations and allegations of violations of federal laws.

In May 2001, the United States District Court for the District of Minnesota and the District Court, Fourth Judicial District for the State of Minnesota, Hennepin County entered orders approving the settlement as tentatively reached in January 2000. Appeals were filed in both federal and state court but subsequently dismissed by the parties filing the appeals. The orders approving the settlement were final as of September 24, 2001. Implementation of the settlement commenced October 15, 2001.

Numerous individuals opted out of the settlement described above and therefore did not release their claims against AEFC and its subsidiaries. Some of these class members who opted out were represented by counsel and presented separate claims. Most of their claims have been settled.

The outcome of any litigation or threatened litigation cannot be predicted with any certainty. However, in the aggregate, IDS Life does not consider any lawsuits in which it is named as a defendant to be material.


SELECTED FINANCIAL DATA


The following selected financial data for IDS Life and its subsidiaries should be read in conjunction with the consolidated financial statements and notes.



YEARS ENDED DEC. 31, (THOUSANDS)                                    2001           2000         1999         1998           1997
                                                                    ----           ----         ----         ----           ----
Premiums                                                       $   314,843   $   287,498   $   255,427   $   229,430   $   206,494
Net investment income                                            1,485,688     1,730,605     1,919,573     1,986,485     1,988,389
Net realized (loss) gain on investments                           (649,752)      (16,975)       26,608         6,902           860
Other                                                              962,989     1,036,295       885,102       785,022       682,618
TOTAL REVENUES                                                 $ 2,113,768   $ 3,037,423   $ 3,086,710   $ 3,007,839   $ 2,878,361
(LOSS) INCOME BEFORE INCOME TAXES                              $  (188,957)  $   807,264   $   904,317   $   775,792   $   680,911
(Loss) income before cumulative effect of accounting change        (43,735)      585,637       636,453       540,111       474,247
Cumulative effect of accounting change (net of income taxes)       (21,416)           --            --            --            --
NET (LOSS) INCOME                                                  (65,151)  $   585,637   $   636,453   $   540,111   $   474,247
TOTAL ASSETS                                                   $57,895,900   $60,450,203   $64,441,538   $56,550,563   $52,974,124



MANAGEMENT'S DISCUSSION AND ANALYSIS OF CONSOLIDATED FINANCIAL CONDITION AND RESULTS OF OPERATIONS

2001 COMPARED TO 2000:

Consolidated net loss was $65 million in 2001, compared to consolidated net income of $586 million in 2000. Consolidated loss before income tax benefit and cumulative effect of accounting change totaled $189 million in 2001, compared with consolidated income before income tax expense of $807 million in 2000. This decline was primarily the result of a $633 million increase in net pretax loss on investments and a $245 million decrease in investment income.

Total premiums and investment contract deposits received decreased to $5.8 billion in 2001, compared with $6.9 billion in 2000. The reduction is primarily due to lower variable annuity sales.

Total revenues decreased to $2.1 billion in 2001, compared with $3.0 billion in 2000. The decrease was primarily due to decreases in net investment income and from the realized investments losses. Net investment income, the largest component of revenues, decreased by $245 million from the prior year, primarily reflecting credit related yield adjustments on fixed maturity investments and overall lower investment yields.

Contractholder charges, which consist primarily of cost of insurance charges on universal life-type policies, increased 12% to $490 million in 2001, compared with $438 million in 2000. This increase reflects increased total life insurance in force, which grew 10% to $108 billion at Dec. 31, 2001.

Net realized losses on investments were $650 million in 2001, compared to net realized losses of $17 million in 2000. The net loss for the year was comprised of a $143 million pretax net loss in the first quarter resulting primarily from the recognition of impairment losses and the sale of certain high-yield securities; a $227 million writedown in the second quarter to recognize the impact of higher default rate assumptions on certain structured investments; a $262 million writedown of lower-rated securities (most of which were sold during 2001) in the second quarter primarily in connection with IDS Life's decision to lower its risk profile by reducing the level of its high-yield fixed maturity investment portfolio, allocating holdings toward stronger credits, and reducing the concentration of exposure to individual companies and industry sectors; and $18 million of other net losses primarily related to the sale and write-down of investments.

Management and other fees decreased 21% to $473 million in 2001, compared with $598 million in 2000. This decrease reflects lower average separate account assets outstanding, resulting primarily from equity market depreciation. IDS Life provides investment management services for many of the mutual funds that are available as investment options for variable annuities and variable life insurance. IDS Life also receives a mortality and expense risk fee from the separate accounts.

Total benefits and expenses increased slightly to $2.3 billion in 2001 from $2.2 billion in 2000. The largest component of expenses, interest credited to policyholder accounts for universal life-type insurance and investment contracts, decreased slightly to $1.1 billion, reflecting a slight decrease in fixed annuities in force and lower interest crediting rates due to the lower interest rate environment. Amortization of deferred policy acquisition costs (DAC's) increased to $371 million in 2001, compared to $362 million in 2000. The increase was primarily due to DAC unlocking adjustments (see footnote one of the attached financial statements for the definition of unlocking adjustments), which resulted in a net increase in amortization of $33.6 million in 2001 and a net decrease in amortization of $12.3 million in 2000. Amortization, excluding unlocking adjustments, was significantly less in 2001 than in 2000, due primarily to the significant drop in equity-based separate account values and associated fee revenue.

Other insurance and operating expenses increased to $408 million in 2001, compared to $379 million in 2000. This increase was primarily a result of business growth and technology costs related to growth initiatives.

2000 COMPARED TO 1999:

Consolidated net income decreased 8% to $586 million in 2000, compared to $636 million in 1999. Consolidated income before income taxes totaled $807 million in 2000, compared with $904 million in 1999. The decrease resulted primarily from a decrease in net investment income. This reflects decreases in investments owned and decreased investment yields during 2000.

Total premiums and investment contract deposits received increased to $6.9 billion in 2000, compared with $5.0 billion in 1999. This increase is primarily due to an increase in variable annuity deposits in 2000.

Total revenues decreased to $3.0 billion in 2000, compared with $3.1 billion in 1999. Decreases in net investment income and net realized gains (losses) on investments were partially offset by increases in insurance premiums, contractholder charges and management and other fees. Net investment income, the largest component of revenues, decreased by $189 million from the prior year, reflecting decreases in investments owned and investment yields.

Contractholder charges, which consist primarily of cost of insurance charges on universal life-type policies, increased 6% to $438 million in 2000, compared with $412 million in 1999. This increase reflects increased total life insurance in force, which grew 10% to $98 billion at Dec. 31, 2000.

Net realized loss on investments was $17 million in 2000, compared to a net realized gain of $27 million in 1999. The loss was primarily due to the loss on sales and writedowns of fixed maturity investments.

Management and other fees increased 26% to $598 million in 2000, compared with $473 million in 1999. This is primarily due to an increase in separate account fees, which grew 25% to $543 million at Dec. 31, 2000, due to market appreciation and sales. IDS Life provides investment management services for mutual funds used as investment options for variable annuities and variable life insurance. IDS Life also receives a mortality and expense risk fee from the separate accounts.

Total benefits and expenses increased slightly to $2.2 billion in 2000. The largest component of expenses, interest credited to policyholder accounts for universal life-type insurance and investment contracts, decreased slightly to $1.2 billion, reflecting a decrease in fixed annuities in force. Amortization of deferred policy acquisition costs increased to $362 million, compared to $321 million in 1999. This increase was due primarily to the impact of changing prospective separate account investment performance assumptions.

Other insurance and operating expenses increased to $379 million in 2000, compared to $347 million in 1999. This increase was primarily a result of business growth and technology costs related to growth initiatives.

CERTAIN CRITICAL ACCOUNTING POLICIES

In December 2001, the Securities and Exchange Commission (SEC) issued a financial reporting release, FR-60, "Cautionary Advice Regarding Disclosure About Critical Accounting Policies." In this connection, the following information has been provided about certain critical accounting policies that are important to the Consolidated Financial Statements and that entail, to a significant extent, the use of estimates, assumptions and the application of management's judgment. These policies relate to the recognition of impairment within the investment portfolio and deferred acquisition costs.

Generally, investment securities are carried at fair value on the balance sheet. Gains and losses are recognized in the results of operations upon disposition of the securities. In addition, losses are also recognized when management determines that a decline in value is not temporary, which requires judgment regarding the amount and timing of recovery. Typically, IDS Life defines an event of impairment for debt securities as issuer default or bankruptcy. Fair value is generally based on quoted market prices. However, IDS Life's investment portfolio also contains structured investments of various asset quality, including Collateralized Debt Obligations (CDOs) and Structured Loan Trusts (backed by high-yield bonds and bank loans, respectively), which are not readily marketable. As a result, the carrying values of these structured investments are based on cash flow projections which require a significant degree of judgment and as such are subject to change. If actual future cash flows are less than projected, additional losses would be realized.

IDS Life's deferred acquisition costs (DACs) represent costs of acquiring new business, principally sales and other distribution and underwriting costs, that have been deferred on the sale of annuity, insurance, and certain mutual fund and long-term products. DACs are amortized over the lives of the products, either as a constant percentage of projected earnings or as a constant percentage of projected liabilities associated with such products. Such projections require use of certain assumptions, including interest margins, mortality rates, persistency rates, maintenance expense levels and, for variable products, separate account performance. As actual experience differs from the current assumptions, management considers on a quarterly basis the need to change key assumptions underlying the amortization models prospectively. For example, if the stock market trend rose or declined appreciably, it could impact assumptions made about separate account performance and result in an adjustment to income, either positively or negatively. The impact on results of operations of changing prospective assumptions with respect to the amortization of DACs is reflected in the period in which such changes are made.

RISK MANAGEMENT

The sensitivity analysis of two different types of market risk discussed below estimate the effects of hypothetical sudden and sustained changes in the applicable market conditions on the ensuing year's earnings, based on year-end positions. The market changes, assumed to occur as of year-end, are a 100 basis point increase in market interest rates and a 10% decline in the value of equity securities under management. Computations of the prospective effects of hypothetical interest rate and equity market changes are based on numerous assumptions, including relative levels of market interest rates and equity prices, as well as the levels of assets and liabilities. The hypothetical changes and assumptions will be different from what actually occur. Furthermore, the computations do not incorporate actions that management could take if the hypothetical market changes actually occurred. As a result, actual earnings consequences will differ from those quantified below.

IDS Life primarily invests in fixed income securities over a broad range of maturities for the purpose of providing fixed annuity clients with a rate of return on their investments while controlling risk, and to provide a dependable and targeted spread between the interest rate earned on investments and the interest rate credited to contractholders' accounts. IDS Life does not invest in securities to generate trading profits.

IDS Life has an investment committee that holds regularly scheduled meetings and, when necessary, special meetings. At these meetings, the committee reviews models projecting different interest rate scenarios, risk/return measures, and their effect on profitability. The objective of the committee is to structure the investment security portfolio based upon the type and behavior of products in the liability portfolio so as to achieve targeted levels of profitability within defined risk parameters and to meet contractual obligations.

Rates credited to contractholders' accounts are generally reset at shorter intervals than the maturity of underlying investments. Therefore, margins may be negatively impacted by increases in the general level of interest rates. Part of the committee's strategy includes the use of derivatives, such as interest rate caps, swaps and floors, for risk management purposes. These derivatives protect margins by increasing investment returns if there is a sudden and severe rise in interest rates, thereby mitigating the impact of an increase in rates credited to contractholders' accounts.

The negative effect on IDS Life's pretax earnings of a 100 basis point increase in interest rates, which assumes repricings and customer behavior based on the application of proprietary models to the book of business at Dec. 31, 2001, would be approximately $12 million.

On a certain annuity product, the interest is credited to contractholders' accounts based upon the relative change in a major stock market index between the beginning and end of the product's term. As a means of hedging IDS Life's obligation under the provisions of this product, the committee's strategy is to purchase and write options on the major stock market index, and to purchase futures which are marked to market daily and exchange traded, exposing IDS Life to no counterparty risk.

The amount of the fee income IDS Life receives is based upon the daily market value of the separate account assets. As a result, IDS Life's fee income would be negatively impacted by a decline in the equity markets. Another part of the committee's strategy is to use index options to manage the equity market risk related to fee income. These derivatives help protect fee income by providing option income when there is a significant decline in the equity markets.

The negative effect on IDS Life's pretax earnings of a 10% decline in equity prices would be approximately $30 million based on assets under management as of Dec. 31, 2001.

LIQUIDITY AND CAPITAL RESOURCES

The liquidity requirements of IDS Life are met by funds provided by premiums, investment income, proceeds from sales of investments as well as maturities and periodic repayments of investment principal.

The primary uses of funds are policy benefits, commissions and operating expenses, policy loans, dividends and investment purchases.

IDS Life has available lines of credit with its parent aggregating $200 million ($100 million committed and $100 million uncommitted). The line of credit is used strictly as a short-term source of funds. There were no borrowings outstanding at Dec. 31, 2001. At Dec. 31, 2001, there were no outstanding reverse repurchase agreements.

At Dec. 31, 2001, investments in fixed maturities comprised 80% of IDS Life's total invested assets. Of the fixed maturity portfolio, approximately 42% is invested in GNMA, FNMA and FHLMC mortgage-backed securities which are considered AAA/Aaa quality.

At Dec. 31, 2001, approximately 4% of IDS Life's investments in fixed maturities were below investment grade bonds. These investments may be subject to a higher degree of risk than the investment grade issues because of the borrower's generally greater sensitivity to adverse economic conditions, such as recession or increasing interest rates, and in certain instances, the lack of an active secondary market. Expected returns on below investment grade bonds reflect consideration of such factors. IDS Life has identified those fixed maturities for which a decline in fair value is determined to be other than temporary, and has written them down to fair value with a charge to earnings.

During 2001, IDS Life placed a majority of its rated Collateralized Debt Obligation (CDO) (obligations that are backed primarily by high-yield bonds) securities and related accrued interest, (collectively referred to as transferred assets), having an aggregate book value of $675 million, into a securitization trust. In return, IDS Life received $90 million in cash relating to sales to unaffiliated investors and retained interests with allocated book amounts aggregating $586 million. The book amount is determined by allocating the previous carrying value of the transferred assets between assets sold and the retained interests based on their relative fair values. Fair values are based on the estimated present value of future cash flows.

At Dec. 31, 2001, net unrealized appreciation on available-for-sale fixed maturities included $386 million of gross unrealized appreciation and $251 million of gross unrealized depreciation. IDS Life does not have any held-to-maturity fixed maturities at Dec. 31, 2001.

At Dec. 31, 2001, IDS Life had a reserve for losses for mortgage loans totaling $21 million and for real estate investments totaling $nil.

In 2001, IDS Life received a capital contribution from its parent of $400 million.

The economy and other factors have caused a number of insurance companies to go under regulatory supervision. This circumstance has resulted in assessments by state guaranty associations to cover losses to policyholders of insolvent or rehabilitated companies. Some assessments can be partially recovered through a reduction in future premium taxes in certain states. IDS Life established an asset for guaranty association assessments paid to those states allowing a reduction in future premium taxes over a reasonable period of time. The asset is being amortized as premium taxes are reduced. IDS Life has also estimated the potential effect of future assessments on IDS Life's financial position and results of operations and has established a reserve for such potential assessments.

The National Association of Insurance Commissioners has established risk-based capital standards to determine the capital requirements of a life insurance company based upon the risks inherent in its operations. These standards require the computation of a risk-based capital amount which is then compared to a company's actual total adjusted capital. The computation involves applying factors to various statutory financial data to address four primary risks: asset default, adverse insurance experience, interest rate risk and external events. These standards provide for regulatory attention when the percentage of total adjusted capital to authorized control level risk-based capital is below certain levels. As of Dec. 31, 2001, IDS Life's total adjusted capital was well in excess of the levels requiring regulatory attention.

FORWARD-LOOKING STATEMENTS

Certain statements in the Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations contain forward-looking statements which are subject to risks and uncertainties that could cause results to differ materially from such statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. IDS Life undertakes no obligation to update publicly or revise any forward-looking statements. Important factors that could cause actual results to differ materially from IDS Life's forward-looking statements include, among other things, changes in the ability of issuers of investment securities held by IDS Life to meet their debt obligations, which could result in further losses in IDS Life's investment portfolio.

ADDITIONAL INFORMATION

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

To the extent and only to the extent that any statement in a document incorporated by reference into this prospectus is modified or superseded by a statement in this prospectus or in a later-filed document, such statement is hereby deemed so modified or superseded and not part of this prospectus. The Annual Report on Form 10-K for the year ended December 31, 2001 previously filed by IDS Life with the SEC under the Securities Exchange Act of 1934 is incorporated by reference into this prospectus.

IDS Life will furnish you without charge a copy of any or all of the documents incorporated by reference into this prospectus, including any exhibits to such documents which have been specifically incorporated by reference. We will do so upon receipt of your written or oral request. You can contact IDS Life at the telephone number and address listed on the first page of this prospectus.

AVAILABLE INFORMATION

This prospectus is part of a registration statement we file with the SEC. Additional information on IDS Life and on this offering is available in the registration statement. You can obtain copies of these materials at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site. This prospectus, other information about the contract and other information incorporated by reference are available on the EDGAR Database on the SEC's Internet site at (http://www.sec.gov).

INDEMNIFICATION

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (1933 Act) may be permitted to directors and officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the 1933 Act and is therefore unenforceable.

EXPERTS

Ernst & Young LLP, independent auditors, have audited the consolidated financial statements of IDS Life Insurance Company at Dec. 31, 2001 and 2000, and for each of the three years in the period ended Dec. 31, 2001, as set forth in their report. We've included our consolidated financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

IDS Life Insurance Company
--------------------------------------------------------------------------------
REPORT OF INDEPENDENT AUDITORS
THE BOARD OF DIRECTORS
IDS LIFE INSURANCE COMPANY

We have audited the accompanying consolidated balance sheets of IDS Life Insurance Company (a wholly-owned subsidiary of American Express Financial Corporation) as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholder's equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of IDS Life Insurance Company at December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.


Ernst & Young LLP
January 28, 2002
Minneapolis, Minnesota

IDS Life Insurance Company
--------------------------------------------------------------------------------

Consolidated Balance Sheets

December 31, (In thousands, except share amounts)                                                      2001          2000
Assets
Investments:
   Fixed maturities:
      Held-to-maturity, at amortized cost (fair value: 2000, $6,471,798)                          $        --   $ 6,463,613
      Available-for-sale, at fair value (amortized cost: 2001, $20,022,072; 2000, $12,929,870)     20,157,137    12,399,990
   Common stocks                                                                                        1,704        10,333
   Mortgage loans on real estate                                                                    3,680,394     3,738,091
   Policy loans                                                                                       619,571       618,973
   Other investments                                                                                  621,897       575,551
                                                                                                      -------       -------
      Total investments                                                                            25,080,703    23,806,551
Cash and cash equivalents                                                                           1,150,251       316,974
Amounts recoverable from reinsurers                                                                   529,166       416,480
Amounts due from brokers                                                                               90,794        15,302
Other accounts receivable                                                                              46,349        42,324
Accrued investment income                                                                             278,199       334,928
Deferred policy acquisition costs                                                                   3,107,187     2,951,655
Deferred income taxes, net                                                                            156,308       136,588
Other assets                                                                                          123,246        80,054
Separate account assets                                                                            27,333,697    32,349,347
                                                                                                   ----------    ----------
Total assets                                                                                      $57,895,900   $60,450,203
                                                                                                  ===========   ===========
Liabilities and stockholder's equity
Liabilities:
   Future policy benefits:
      Fixed annuities                                                                             $19,592,273   $19,417,446
      Universal life-type insurance                                                                 3,433,904     3,410,871
      Traditional life insurance                                                                      241,165       232,913
      Disability income and long-term care insurance                                                1,227,172     1,012,247
   Policy claims and other policyholders' funds                                                        71,879        52,067
   Amounts due to brokers                                                                           1,740,031       446,347
   Other liabilities                                                                                  437,017       463,561
   Separate account liabilities                                                                    27,333,697    32,349,347
                                                                                                   ----------    ----------
      Total liabilities                                                                            54,077,138    57,384,799
                                                                                                   ----------    ----------
Commitments and contingencies
Stockholder's equity:
   Capital stock, $30 par value per share; 100,000 shares authorized, issued and outstanding            3,000         3,000
   Additional paid-in capital                                                                         688,327       288,327
   Accumulated other comprehensive income (loss), net of tax:
      Net unrealized securities gains (losses)                                                         85,549      (333,734)
      Net unrealized derivative (losses)                                                                 (774)           --
                                                                                                   ----------    ----------
         Total accumulated other comprehensive income (loss)                                           84,775      (333,734)
                                                                                                   ----------    ----------
   Retained earnings                                                                                3,042,660     3,107,811
                                                                                                   ----------    ----------
         Total stockholder's equity                                                                 3,818,762     3,065,404
                                                                                                   ----------    ----------
Total liabilities and stockholder's equity                                                        $57,895,900   $60,450,203
                                                                                                  ===========   ===========

See notes to consolidated financial statements.

IDS Life Insurance Company
--------------------------------------------------------------------------------

Consolidated Statements of Income

Years ended December 31, (In thousands)                                                 2001          2000           1999
Revenues
Premiums:
   Traditional life insurance                                                       $   59,415     $   56,187   $    53,790
   Disability income and long-term care insurance                                      255,428        231,311       201,637
                                                                                       -------        -------       -------
      Total premiums                                                                   314,843        287,498       255,427
Net investment income                                                                1,485,688      1,730,605     1,919,573
Contractholder charges                                                                 489,583        438,127       411,994
Management and other fees                                                              473,406        598,168       473,108
Net realized (loss) gain on investments                                               (649,752)       (16,975)       26,608
                                                                                      --------        -------        ------
      Total revenues                                                                 2,113,768      3,037,423     3,086,710
                                                                                     ---------      ---------     ---------
Benefits and expenses
Death and other benefits:
   Traditional life insurance                                                           35,519         29,042        29,819
   Universal life-type insurance and investment contracts                              175,247        131,467       118,561
   Disability income and long-term care insurance                                       44,725         40,246        30,622
Increase in liabilities for future policy benefits:
   Traditional life insurance                                                            7,231          5,765         7,311
   Disability income and long-term care insurance                                      123,227        113,239        87,620
Interest credited on universal life-type insurance and investment contracts          1,137,636      1,169,641     1,240,575
Amortization of deferred policy acquisition costs                                      371,342        362,106       321,036
Other insurance and operating expenses                                                 407,798        378,653       346,849
                                                                                       -------        -------       -------
      Total benefits and expenses                                                    2,302,725      2,230,159     2,182,393
                                                                                     ---------      ---------     ---------
(Loss) income before income tax (benefit) expense a
   nd cumulative effect of accounting change                                          (188,957)       807,264       904,317
Income tax (benefit) expense                                                          (145,222)       221,627       267,864
                                                                                      --------        -------       -------
(Loss) income before cumulative effect of accounting change                            (43,735)       585,637       636,453
Cumulative effect of accounting change (net of income tax benefit of $11,532)          (21,416)            --            --
                                                                                      --------        -------       -------
Net (loss) income                                                                   $  (65,151)    $  585,637    $  636,453
                                                                                    ----------     ----------    ----------

See notes to consolidated financial statements.

IDS Life Insurance Company
--------------------------------------------------------------------------------

Consolidated Statements of Stockholder's Equity

                                                                                      Accumulated
                                                                                         other
                                                                       Additional    comprehensive                    Total
                                                           Capital       paid-in    income (loss),   Retained     stockholder's
For the three years ended December 31, 2001 (In thousands)  stock        capital      net of tax     earnings        equity
Balance, January 1, 1999                                   $3,000       $288,327     $ 169,584     $2,645,721    $3,106,632
Comprehensive income:
   Net income                                                  --             --            --        636,453       636,453
   Unrealized holding losses arising
      during the year, net of deferred
      policy acquisition costs of $28,444
      and income taxes of $304,936                             --             --      (566,311)            --      (566,311)
   Reclassification adjustment
      for gains included in net income,
      net of income tax of $7,810                              --             --       (14,503)            --       (14,503)
                                                           ------       --------     ---------     ----------    ----------
   Other comprehensive loss                                    --             --      (580,814)            --      (580,814)
                                                           ------       --------     ---------     ----------    ----------
   Comprehensive income                                                                                              55,639
Cash dividends                                                 --             --            --       (350,000)     (350,000)
                                                           ------       --------     ---------     ----------    ----------

Balance, December 31, 1999                                  3,000        288,327      (411,230)     2,932,174     2,812,271
Comprehensive income:
   Net income                                                  --             --            --        585,637       585,637
   Unrealized holding gains arising
      during the year, net of deferred
      policy acquisition costs of ($5,154)
      and income taxes of ($46,921)                            --             --        87,138             --        87,138
   Reclassification adjustment for gains
      included in net income,
      net of income tax of $5,192                              --             --        (9,642)            --        (9,642)
                                                           ------       --------     ---------     ----------    ----------
   Other comprehensive income                                  --             --        77,496             --        77,496
                                                           ------       --------     ---------     ----------    ----------
   Comprehensive income                                                                                             663,133
Cash dividends                                                 --             --            --       (410,000)     (410,000)
                                                           ------       --------     ---------     ----------    ----------

Balance, December 31, 2000                                  3,000        288,327      (333,734)     3,107,811     3,065,404
Comprehensive income:
   Net loss                                                    --             --            --        (65,151)      (65,151)
   Cumulative effect of adopting SFAS No. 133,
      net of income tax benefit of $626                        --             --        (1,162)            --        (1,162)
   Unrealized holding losses on
      available-for-sale securities arising
      during the year, net of deferred
      policy acquisition costs of ($20,191)
      and income taxes of $15,037                              --             --       (11,262)            --       (11,262)
   Reclassification adjustment for losses
      on available-for-sale securities
      included in net loss, net of
      income tax benefit of $228,003                           --             --       423,434             --       423,434
   Reclassification adjustment for losses on
      derivatives included in net loss,
      net of income tax benefit of $4,038                      --             --         7,499             --         7,499
                                                           ------       --------     ---------     ----------    ----------
   Other comprehensive income                                  --             --       418,509             --       418,509
                                                           ------       --------     ---------     ----------    ----------
   Comprehensive income                                                                                             353,358
Capital contribution                                           --        400,000            --             --       400,000
                                                           ------       --------     ---------     ----------    ----------
Balance, December 31, 2001                                 $3,000       $688,327     $  84,775     $3,042,660    $3,818,762
                                                           ======       ========     =========     ==========    ==========

See notes to consolidated financial statements.

IDS Life Insurance Company
--------------------------------------------------------------------------------

Consolidated Statements of Cash Flows

Years ended December 31, (In thousands)
                                                                                        2001           2000           1999
Cash flows from operating activities
Net (loss) income                                                                  $   (65,151)   $   585,637   $   636,453
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
   Cumulative effect of accounting change, net of tax                                   21,416             --            --
   Policy loans, excluding universal life-type insurance:
      Issuance                                                                         (43,687)       (61,313)      (56,153)
      Repayment                                                                         54,004         56,088        54,105
   Change in amounts recoverable from reinsurers                                      (112,686)       (89,312)      (64,908)
   Change in other accounts receivable                                                  (4,025)         6,254          (615)
   Change in accrued investment income                                                  56,729          8,521        23,125
   Change in deferred policy acquisition costs, net                                   (175,723)      (291,634)     (140,379)
   Change in liabilities for future policy benefits for traditional life,
      disability income and long-term care insurance                                   223,177        206,377       153,157
   Change in policy claims and other policyholder's funds                               19,812         27,467       (45,709)
   Deferred income tax (benefit) provision                                            (246,205)        37,704        79,796
   Change in other liabilities                                                         (24,509)      (120,256)      169,395
   Amortization of premium (accretion of discount), net                                108,958         37,909       (17,907)
   Net realized loss (gain) on investments                                             649,752         16,975       (26,608)
   Contractholder charges, non-cash                                                   (217,496)      (151,745)     (175,059)
   Other, net                                                                          (83,023)        (9,279)       (5,324)
                                                                                       -------         ------        ------
      Net cash provided by operating activities                                        161,343        259,393       583,369
                                                                                       -------        -------       -------
Cash flows from investing activities
Held-to-maturity securities:
   Purchases                                                                                --         (4,487)       (3,030)
   Maturities, sinking fund payments and calls                                              --        589,742       741,949
   Sales                                                                                    --         50,067        66,547
Available-for-sale securities:
   Purchases                                                                        (9,477,740)    (1,454,010)   (3,433,128)
   Maturities, sinking fund payments and calls                                       2,706,147      1,019,403     1,442,507
   Sales                                                                             5,493,141      1,237,116     1,691,389
Other investments, excluding policy loans:
   Purchases                                                                          (442,876)      (706,082)     (657,383)
   Sales                                                                               370,636        435,633       406,684
Change in amounts due from brokers                                                     (75,492)       (15,157)          182
Change in amounts due to brokers                                                     1,293,684        298,236       (47,294)
                                                                                     ---------        -------       -------
      Net cash (used in) provided by investing activities                             (132,500)     1,450,461       208,423
                                                                                      --------      ---------       -------
Cash flows from financing activities
Activities related to universal life-type insurance and investment contracts:
   Considerations received                                                           2,088,114      1,842,026     2,031,630
   Surrenders and other benefits                                                    (2,810,401)    (3,974,966)   (3,669,759)
   Interest credited to account balances                                             1,137,636      1,169,641     1,240,575
Universal life-type insurance policy loans:
   Issuance                                                                            (83,720)      (134,107)     (102,239)
   Repayment                                                                            72,805         82,193        67,881
Capital contribution                                                                   400,000             --            --
Dividends paid                                                                              --       (410,000)     (350,000)
                                                                                      --------      ---------       -------
      Net cash provided by (used in) financing activities                              804,434     (1,425,213)     (781,912)
                                                                                      --------      ---------       -------
Net increase in cash and cash equivalents                                              833,277        284,641         9,880
Cash and cash equivalents at beginning of year                                         316,974         32,333        22,453
                                                                                      --------      ---------       -------
Cash and cash equivalents at end of year                                           $ 1,150,251   $    316,974 $      32,333
                                                                                   ===========   ============ =============
Supplemental disclosures:
   Income taxes paid                                                             $          --   $    225,704  $    214,940
   Interest on borrowings                                                               23,688          3,299         4,521

See notes to consolidated financial statements.

IDS Life Insurance Company
--------------------------------------------------------------------------------

Notes to Consolidated Financial Statements
(In thousands)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Nature of business
IDS Life Insurance Company (the Company) is a stock life insurance company organized under the laws of the State of Minnesota. The Company is a wholly-owned subsidiary of American Express Financial Corporation (AEFC), which is a wholly-owned subsidiary of American Express Company. The Company serves residents of all states except New York. IDS Life Insurance Company of New York is a wholly-owned subsidiary of the Company and serves New York State residents. The Company also wholly-owns American Enterprise Life Insurance Company, American Centurion Life Assurance Company, American Partners Life Insurance Company and American Express Corporation.

The Company's principal products are deferred annuities and universal life insurance, which are issued primarily to individuals. It offers single premium and flexible premium deferred annuities on both a fixed and variable dollar basis. Immediate annuities are offered as well. The Company's insurance products include universal life (fixed and variable), whole life, single premium life and term products (including waiver of premium and accidental death benefits). The Company also markets disability income and long-term care insurance.

Revenue recognition
Profits on fixed deferred annuities are the excess of contractholder charges and investment income earned from investment of contract considerations over interest credited to contract values, amortization of deferred acquisition costs, and other expenses. Profits on variable deferred annuities also include the excess of management and other fees over the costs of guaranteed benefits provided. Contractholder charges include policy fees and surrender charges. Management and other fees include investment management fees from underlying proprietary mutual funds, certain fee revenues from underlying nonproprietary mutual funds and mortality and expense risk fees from the variable annuity separate accounts.

Profits on fixed universal life insurance are the excess of contractholder charges and investment income earned from investment of contract considerations over interest credited to contract values, death and other benefits paid in excess of contract values, amortization of deferred acquisition costs, and other expenses. Profits on variable universal life insurance also include management and other fees. Contractholder charges include the monthly cost of insurance charges, issue and administrative fees and surrender charges. These charges also include the minimum death benefit guarantee fees received from the variable life insurance separate accounts. Management and other fees include investment management fees from underlying proprietary mutual funds, certain fee revenues from underlying nonproprietary mutual funds and mortality and expense risk fees received from the variable life insurance separate accounts.

Premiums on traditional life, disability income and long-term care insurance policies are recognized as revenue when due, and related benefits and expenses are associated with premium revenue in a manner that results in recognition of profits over the lives of the insurance policies. This association is accomplished by means of the provision for future policy benefits and the deferral and subsequent amortization of policy acquisition costs.

Basis of presentation
The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States which vary in certain respects from reporting practices prescribed or permitted by state insurance regulatory authorities (see Note 4). Certain prior year amounts have been reclassified to conform to the current year's presentation.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments -- securities
Debt securities that the Company has both the positive intent and the ability to hold to maturity are classified as held-to-maturity and carried at amortized cost. All other debt securities and marketable equity securities are classified as available-for-sale and carried at fair value. Unrealized gains and losses on securities classified as available-for-sale are carried as a separate component of accumulated other comprehensive income (loss), net of the related deferred policy acquisition costs and income taxes. When evidence indicates there is a decline in a security's value, which is other than temporary, the security is written down to fair value through a charge to current year's earnings.

IDS Life Insurance Company
--------------------------------------------------------------------------------

The Company's investment portfolio contains structured investments, including Collateralized Debt Obligations (CDOs) (obligations that are primarily backed by high-yield bonds), which are not readily marketable. The carrying values of these investments are based on cash flow projections and, as such, these values are subject to change. If actual cash flows are less than projected, losses would be recognized; increases in cash flows would be recognized over future periods.
Realized investment gains or losses are determined on an identified cost basis.

Prepayments are anticipated on certain investments in mortgage-backed securities in determining the constant effective yield used to recognize interest income. Prepayment estimates are based on information received from brokers who deal in mortgage-backed securities.

Investments -- mortgage loans on real estate
Mortgage loans on real estate are carried at amortized cost less reserves for losses. The estimated fair value of the mortgage loans is determined by discounted cash flow analyses using mortgage interest rates currently offered for mortgages of similar maturities.

Impairment of mortgage loans is measured as the excess of the loan's recorded investment over its present value of expected principal and interest payments discounted at the loan's effective interest rate, or the fair value of collateral. The amount of the impairment is recorded in a reserve for losses. The reserve for losses is maintained at a level that management believes is adequate to absorb estimated losses in the portfolio. The level of the reserve account is determined based on several factors, including historical experience, expected future principal and interest payments, estimated collateral values, and current economic and political conditions. Management regularly evaluates the adequacy of the reserve for mortgage loan losses.

The Company generally stops accruing interest on mortgage loans for which interest payments are delinquent more than three months. Based on management's judgment as to the ultimate collectability of principal, interest payments received are either recognized as income or applied to the recorded investment in the loan.

Policy loans
Policy loans are carried at the aggregate of the unpaid loan balances, which do not exceed the cash surrender values of the related policies.

Cash and cash equivalents
The Company considers investments with a maturity at the date of their acquisition of three months or less to be cash equivalents. These securities are carried principally at amortized cost, which approximates fair value.

Deferred policy acquisition costs
The costs of acquiring new business, principally sales compensation, policy issue costs, underwriting and certain sales expenses, have been deferred on insurance and annuity contracts. The deferred acquisition costs for most single premium deferred annuities and installment annuities are amortized using the interest method. The costs for universal life and variable universal life insurance and certain installment annuities are amortized as a percentage of the estimated gross profits expected to be realized on the policies. For traditional life, disability income and long-term care insurance policies, the costs are amortized over an appropriate period in proportion to premium revenue.

Amortization of deferred policy acquisition costs requires the use of assumptions including interest margins, mortality margins, persistency rates, maintenance expense levels and, for variable products, separate account performance. For fixed and variable universal life insurance and deferred annuities, actual experience is reflected in the Company's amortization models monthly. As actual experience differs from the current assumptions, management considers the need to change key prospective assumptions underlying the amortization models. The impact of changing prospective assumptions is reflected in the period that such changes are made and is generally referred to as an unlocking adjustment. Unlocking adjustments resulted in a net increase in amortization of $33,600 in 2001 and net decreases in amortization of $12,300 in 2000 and $56,800 in 1999.

In amortizing deferred policy acquisition costs associated with variable annuities, the Company assumes contract values will appreciate at a specified long-term annual rate. The Company may project near-term appreciation at a different rate in order to maintain the long-term rate assumption.

Liabilities for future policy benefits
Liabilities for fixed and variable universal life insurance and fixed and variable deferred annuities are accumulation values.

Liabilities for equity indexed deferred annuities issued in 1997 and 1998 are equal to the present value of guaranteed benefits and the intrinsic value of index-based benefits. Liabilities for equity indexed deferred annuities issued in 1999 or later are equal to the accumulation of host contract values covering guaranteed benefits and the market value of embedded equity options.

Liabilities for fixed annuities in a benefit status are based on established industry mortality tables and interest rates ranging from 5% to 9.5%, depending on year of issue.

IDS Life Insurance Company
--------------------------------------------------------------------------------

Liabilities for future benefits on traditional life insurance are based on the net level premium method, using anticipated mortality, policy persistency and interest earning rates. Anticipated mortality rates are based on established industry mortality tables. Anticipated policy persistency rates vary by policy form, issue age and policy duration with persistency on cash value plans generally anticipated to be better than persistency on term insurance plans. Anticipated interest rates range from 4% to 10%, depending on policy form, issue year and policy duration.

Liabilities for future disability income and long-term care policy benefits include both policy reserves and claim reserves. Policy reserves are based on the net level premium method, using anticipated morbidity, mortality, policy persistency and interest earning rates. Anticipated morbidity and mortality rates are based on established industry morbidity and mortality tables. Anticipated policy persistency rates vary by policy form, issue age, policy duration and, for disability income policies, occupation class. Anticipated interest rates for disability income and long-term care policy reserves are 3% to 9.5% at policy issue and grade to ultimate rates of 5% to 7% over 5 to 10 years.

Claim reserves are calculated based on claim continuance tables and anticipated interest earnings. Anticipated claim continuance rates are based on established industry tables. Anticipated interest rates for claim reserves for both disability income and long-term care range from 5% to 8%.

Reinsurance
Reinsurance premiums and benefits paid or provided are accounted for on a basis consistent with those used in accounting for original policies issued and with the terms of the reinsurance contracts.

The maximum amount of life insurance risk retained by the Company is $750 on any policy insuring a single life and $1,500 on any policy insuring a joint-life combination. The Company retains 20% of the mortality risk on new variable universal life insurance policies and 10% of the risk on new term insurance policies. Risk not retained is reinsured with other life insurance companies, primarily on a yearly renewable term basis. Long-term care policies are primarily reinsured on a coinsurance basis. The Company retains all accidental death benefit, disability income and waiver of premium risk.

Federal income taxes
The Company's taxable income is included in the consolidated federal income tax return of American Express Company. The Company provides for income taxes on a separate return basis, except that, under an agreement between AEFC and American Express Company, tax benefit is recognized for losses to the extent they can be used on the consolidated tax return. It is the policy of AEFC and its subsidiaries that AEFC will reimburse subsidiaries for all tax benefits.

Separate account business
The separate account assets and liabilities represent funds held for the exclusive benefit of the variable annuity and variable life insurance contract owners. The Company receives investment management fees from the proprietary mutual funds used as investment options for variable annuities and variable life insurance. The Company receives mortality and expense risk fees from the separate accounts.

The Company makes contractual mortality assurances to the variable annuity contract owners that the net assets of the separate accounts will not be affected by future variations in the actual life expectancy experience of the annuitants and beneficiaries from the mortality assumptions implicit in the annuity contracts. The Company makes periodic fund transfers to, or withdrawals from, the separate account assets for such actuarial adjustments for variable annuities that are in the benefit payment period. The Company also guarantees that the rates at which administrative fees are deducted from contract funds will not exceed contractual maximums.

For variable life insurance, the Company guarantees that the rates at which insurance charges and administrative fees are deducted from contract funds will not exceed contractual maximums. The Company also guarantees that the death benefit will continue to be payable at the initial level regardless of investment performance so long as minimum premium payments are made.

Accounting developments
In July 2000, the FASB's Emerging Issues Task Force (EITF) issued a consensus on Issue 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets." The Company adopted the consensus as of January 1, 2001. Issue 99-20 prescribes new procedures for recording interest income and measuring impairment on retained and purchased beneficial interests. The consensus primarily affects certain high-yield investments contained in structured securities. Adoption of the consensus required the Company to adjust the carrying amount of these investments downward by $21,416, net of tax, upon adoption. See Note 2 for further discussion.

Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended (SFAS No. 133), which requires an entity to recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. Changes in the fair value of a derivative are recorded in earnings or directly to equity, depending on the instrument's designated use. The adoption of SFAS No. 133 on January 1, 2001, resulted in a cumulative after-tax reduction to other comprehensive income of $1,162. The cumulative impact to earnings was not significant. See Note 8 for further discussion of the Company's derivative and hedging activities.

IDS Life Insurance Company
--------------------------------------------------------------------------------

SFAS No. 133 also provided a one-time opportunity to reclassify held-to-maturity security investments to available-for-sale without tainting the remaining securities in the held-to-maturity portfolio. The Company elected to take the opportunity to reclass all its held-to-maturity investments to available-for-sale.

The Company adopted SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which superseded SFAS No.
125. The Statement was effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. The Statement was effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. The impact on the Company's financial position or results of operations of adopting the Statement was not significant.

2. INVESTMENTS
Securities
Pursuant to the adoption of SFAS No. 133 the Company reclassified all held-to-maturity securities with a carrying value of $6,463,613 and net unrealized gains of $8,185 to available-for-sale as of January 1, 2001.

The following is a summary of securities available-for-sale at December 31,
2001:
                                                                                         Gross          Gross
                                                                       Amortized      unrealized     unrealized       Fair
                                                                         cost            gains         losses         value
Fixed maturities:
   U.S. Government agency obligations                                $    31,074      $  2,190       $     56   $    33,208
   State and municipal obligations                                         7,826           149             --         7,975
   Corporate bonds and obligations                                    11,658,888       276,332        218,365    11,716,855
   Mortgage-backed securities                                          8,292,576       103,109         32,801     8,362,884
   Foreign government bonds and obligations                               31,708         4,507             --        36,215
                                                                     -----------      --------       --------   -----------
Total fixed maturity securities                                      $20,022,072      $386,287       $251,222   $20,157,137
                                                                     ===========      ========       ========   ===========
Common stocks                                                        $       805      $    899       $     --   $     1,704
                                                                     ===========      ========       ========   ===========

The amortized cost and fair value of fixed maturity securities at December 31,
2001 by contractual maturity are as follows:
                                                                                                     Amortized       Fair
                                                                                                       cost          value
Due within one year                                                                               $ 1,093,557   $ 1,114,618
Due from one to five years                                                                          2,885,509     3,007,435
Due from five to ten years                                                                          5,503,284     5,519,588
Due in more than ten years                                                                          2,247,146     2,152,612
Mortgage-backed securities                                                                          8,292,576     8,362,884
                                                                                                    ---------     ---------
   Total                                                                                          $20,022,072   $20,157,137
                                                                                                  ===========   ===========

The timing of actual receipts may differ from contractual maturities because issuers may call or prepay obligations.

The following is a summary of held-to-maturity and available-for-sale securities at December 31, 2000:
                                                                                         Gross          Gross
                                                                        Amortized     unrealized     unrealized       Fair
Held-to-maturity                                                          cost           gains         losses         value
U.S. Government agency obligations                                    $   38,302      $  3,455       $     80    $   41,677
State and municipal obligations                                            7,678            16             --         7,694
Corporate bonds and obligations                                        5,248,517       111,466        114,330     5,245,653
Mortgage-backed securities                                             1,169,116         9,130          1,472     1,176,774
                                                                       ---------         -----          -----     ---------
   Total fixed maturity securities                                    $6,463,613      $124,067       $115,882    $6,471,798
                                                                      ==========      ========       ========    ==========

                                                                                         Gross          Gross
                                                                       Amortized      unrealized     unrealized       Fair
Available-for-sale                                                       cost            gains         losses         value
Fixed maturities:
   U.S. Government agency obligations                                $    96,408      $  6,134       $    268   $   102,274
   State and municipal obligations                                        12,848           247             --        13,095
   Corporate bonds and obligations                                     7,586,423       123,691        693,303     7,016,811
   Mortgage-backed securities                                          5,234,191        57,697         24,078     5,267,810
Total fixed maturity securities                                      $12,929,870      $187,769       $717,649   $12,399,990
                                                                     ===========      ========       ========   ===========
Common stocks                                                        $    11,829      $     --       $  1,496   $    10,333
                                                                     ===========      ========       ========   ===========

At December 31, 2001, bonds carried at $14,639 were on deposit with various states as required by law.

IDS Life Insurance Company
--------------------------------------------------------------------------------

At December 31, 2001, fixed maturity securities comprised approximately 80 percent of the Company's total investments. These securities are rated by Moody's and Standard & Poor's (S&P), except for approximately $2.6 billion of securities which are rated by AEFC's internal analysts using criteria similar to Moody's and S&P. A summary of fixed maturity securities, at amortized cost, by rating on December 31, is as follows:

Rating                                                      2001          2000
Aaa/AAA                                                $ 8,977,075   $ 6,559,188
Aaa/AA                                                          --        32,001
Aa/AA                                                      261,252       220,446
Aa/A                                                       372,120       327,147
A/A                                                      2,602,027     2,494,621
A/BBB                                                      911,477       747,636
Baa/BBB                                                  5,904,013     5,828,847
Baa/BB                                                     274,228       287,583
Below investment grade                                     719,880     2,896,014
                                                           -------     ---------
Total                                                  $20,022,072   $19,393,483
                                                       ===========   ===========

At December 31, 2001, approximately 93 percent of the securities rated Aaa/AAA are GNMA, FNMA and FHLMC mortgage-backed securities. No holdings of any other issuer were greater than ten percent of stockholder's equity.

During the years ended December 31, 2000 and 1999, fixed maturities classified as held-to-maturity were sold with amortized cost of $53,169 and $68,470, respectively. Net gains and losses on these sales were not significant. The sale of these fixed maturities was due to significant deterioration in the issuers' credit worthiness.

Available-for-sale securities were sold during 2001 with proceeds of $5,493,141 and gross realized gains and losses of $116,485 and $767,144, respectively. Available-for-sale securities were sold during 2000 with proceeds of $1,237,116 and gross realized gains and losses of $25,101 and $10,267, respectively. Available-for-sale securities were sold during 1999 with proceeds of $1,691,389 and gross realized gains and losses of $36,568 and $14,255, respectively.

The net unrealized gain (loss) on available-for-sale securities as of December 31, 2001 and 2000, was $135,964 and ($531,376), respectively, with the $667,340 change, net of taxes and deferred policy acquisition costs, reflected as a separate component in accumulated other comprehensive income for the year ended December 31, 2001. For the year ended December 31, 2000 the change in net unrealized losses on available-for-sale securities was a decrease of $122,196. For the year ended December 31, 1999 the change in net unrealized gain on available-for-sale securities was a decrease of $921,920.

During 2001, the Company recorded pretax losses of $828,175 to recognize the impact of higher default rate assumptions on certain structured investments; to write down lower rated securities (most of which were sold during 2001) in connection with the Company's decision to lower its risk profile by reducing the level of its high-yield portfolio, allocating holdings toward stronger credits, and reducing the concentration of exposure to individual companies and industry sectors; to write down certain other investments; and, to adopt EITF Issue 99-20, as previously discussed. Within the Consolidated Statements of Income, approximately $623,958 of these losses are included in Net realized (losses) gains on investments and approximately $171,269 are included in Net investment income, with the remaining losses recorded as a cumulative effect of accounting change.

During 2001, the Company placed a majority of its rated Collateralized Debt Obligation (CDO) (obligations that are backed primarily by high-yield bonds) securities and related accrued interest, (collectively referred to as transferred assets), having an aggregate book value of $675,347, into a securitization trust. In return, the Company received $89,535 in cash relating to sales to unaffiliated investors and retained interests with allocated book amounts aggregating $585,812. The book amount is determined by allocating the previous carrying value of the transferred assets between assets sold and the retained interests based on their relative fair values. Fair values are based on the estimated present value of future cash flows.

There was no cash flow related to this transaction other than the receipt of the initial $89,535. Cash flows on the assets sold to investors and retained interests are not scheduled to begin until March 31, 2002 in accordance with governing documents.

Included in Other investments are affordable housing investment credits, trading securities, and real estate.

Fair values of investments represent quoted market prices and estimated values when quoted prices are not available. Estimated values are determined by established procedures involving, among other things, review of market indices, price levels of current offerings of comparable issues, price estimates, estimated future cash flows and market data from independent brokers.

IDS Life Insurance Company
--------------------------------------------------------------------------------

Mortgages loans on real estate
At December 31, 2001, approximately 15 percent of the Company's investments were mortgage loans on real estate. Concentration of credit risk by region of the United States and by type of real estate are as follows:

                                                                            December 31, 2001            December 31, 2000
                                                                       On balance       Funding     On balance        Funding
Region                                                                    sheet       commitments      sheet        commitments
East North Central                                                    $  670,387       $ 1,873     $  691,694       $18,868
West North Central                                                       549,015            --        564,576         7,621
South Atlantic                                                           815,837         9,490        884,723         7,667
Middle Atlantic                                                          352,821         9,363        378,702        13,813
New England                                                              274,486         8,700        279,147         4,604
Pacific                                                                  355,945        14,618        318,727           921
West South Central                                                       214,000           600        173,158        28,548
East South Central                                                        55,798            --         49,176         2,763
Mountain                                                                 413,053            27        409,677        10,209
                                                                      ----------       -------     ----------       -------
                                                                       3,701,342        44,671      3,749,580        95,014
Less reserves for losses                                                  20,948            --         11,489            --
                                                                      ----------       -------     ----------       -------
Total                                                                 $3,680,394       $44,671     $3,738,091       $95,014
                                                                      ==========       =======     ==========       =======

                                                                            December 31, 2001            December 31, 2000
                                                                       On balance       Funding     On balance        Funding
Property type                                                             sheet       commitments      sheet        commitments
Department/retail stores                                              $1,117,195       $13,200     $1,174,763       $11,130
Apartments                                                               694,214        11,531        780,228            --
Office buildings                                                       1,203,090         7,650      1,085,948        59,941
Industrial buildings                                                     333,713         2,263        323,766        23,943
Hotels/motels                                                            108,019            --        100,680            --
Medical buildings                                                        106,927         6,000        128,101            --
Nursing/retirement homes                                                  39,590            --         49,822            --
Mixed use                                                                 86,972            27         87,537            --
Other                                                                     11,622         4,000         18,735            --
                                                                      ----------       -------     ----------       -------
                                                                       3,701,342        44,671      3,749,580        95,014
Less reserves for losses                                                  20,948            --         11,489            --
                                                                      ----------       -------     ----------       -------
Total                                                                 $3,680,394       $44,671     $3,738,091       $95,014
                                                                      ==========       =======     ==========       =======

Mortgage loan fundings are restricted by state insurance regulatory authorities to 80 percent or less of the market value of the real estate at the time of origination of the loan. The Company holds the mortgage document, which gives it the right to take possession of the property if the borrower fails to perform according to the terms of the agreement. Commitments to fund mortgages are made in the ordinary course of business. The fair value of the mortgage commitments is $nil.

At December 31, 2001, 2000 and 1999, the Company's recorded investment in impaired loans was $39,601, $24,999 and $21,375, respectively, with reserves of $7,225, $4,350 and $5,750, respectively. During 2001, 2000 and 1999, the average recorded investment in impaired loans was $24,498, $27,063 and $23,815, respectively.

The Company recognized $1,285, $1,033 and $1,190 of interest income related to impaired loans for the years ended December 31, 2001, 2000 and 1999, respectively.

The following table presents changes in the reserves for mortgage loan losses:

                                                                                         2001           2000           1999
Balance, January 1                                                                     $11,489       $ 28,283       $39,795
Provision (reduction) for mortgage loan losses                                          14,959        (14,894)       (9,512)
Loan payoffs                                                                                --         (1,200)         (500)
Foreclosures and write-offs                                                             (5,500)          (700)       (1,500)
                                                                                        ------           ----        ------
Balance, December 31                                                                   $20,948       $ 11,489       $28,283
                                                                                       =======       ========       =======

IDS Life Insurance Company
--------------------------------------------------------------------------------

Sources of investment income and realized (losses) gains on investments Net investment income for the years ended December 31 is summarized as follows:
                                                                                        2001           2000           1999
Interest on fixed maturities                                                        $1,276,966     $1,473,560    $1,598,059
Interest on mortgage loans                                                             290,608        286,611       285,921
Interest on cash equivalents                                                             2,218          8,084         5,871
Other                                                                                  (44,145)         1,750        70,892
                                                                                       -------          -----        ------
                                                                                     1,525,647      1,770,005     1,960,743
Less investment expenses                                                                39,959         39,400        41,170
                                                                                        ------         ------        ------
Total                                                                               $1,485,688     $1,730,605    $1,919,573
                                                                                    ==========     ==========    ==========

Net realized (losses) gains on investments for the years ended December 31 is summarized as follows:
                                                                                         2001           2000           1999
Fixed maturities                                                                     $(621,400)      $(34,857)     $  8,802
Mortgage loans                                                                         (22,443)        15,845        10,210
Other investments                                                                       (5,909)         2,037         7,596
                                                                                        ------          -----         -----
                                                                                     $(649,752)      $(16,975)      $26,608
                                                                                     =========       ========       =======

3. INCOME TAXES
The Company qualifies as a life insurance company for federal income tax purposes. As such, the Company is subject to the Internal Revenue Code provisions applicable to life insurance companies.

The income tax (benefit) expense for the years ended December 31 consists of the following:
                                                                                         2001           2000          1999
Federal income taxes
   Current                                                                           $  88,121       $176,397      $178,444
   Deferred                                                                           (234,673)        37,704        79,796
                                                                                      --------         ------        ------
                                                                                      (146,552)       214,101       258,240
State income taxes-current                                                               1,330          7,526         9,624
                                                                                         -----          -----         -----
Income tax (benefit) expense before cumulative effect of accounting change            (145,222)       221,627       267,864
Cumulative effect of accounting change income tax benefit                              (11,532)            --            --
                                                                                         -----          -----         -----
Income tax (benefit) expense                                                         $(156,754)      $221,627      $267,864
                                                                                     =========       ========      ========

Income tax (benefit) expense before the cumulative effect of accounting change, differs from that computed by using the United States statutory rate of 35%. The principal causes of the difference in each year are shown below:

                                                     2001                         2000                         1999
                                             Provision    Rate            Provision    Rate            Provision    Rate
Federal income taxes
      based on the statutory rate          $ (66,136)     (35.0%)        $282,542        35.0%         $316,511       35.0%
Tax-excluded interest and dividend income     (4,663)      (2.5)           (3,788)       (0.5)           (9,626)      (1.1)
State taxes, net of federal benefit              865        0.4             4,892         0.6             6,256        0.7
Affordable housing credits                   (73,200)     (38.7)          (54,569)       (6.8)          (31,000)      (3.4)
Other, net                                    (2,088)      (1.1)           (7,450)       (0.8)          (14,277)      (1.6)
                                              ------       ----            ------        ----           -------       ----
Total income taxes                         $(145,222)     (76.9%)        $221,627        27.5%         $267,864       29.6%
                                           =========      =====          ========        ====          ========       ====

A portion of life insurance company income earned prior to 1984 was not subject to current taxation but was accumulated, for tax purposes, in a "policyholders' surplus account." At December 31, 2001, the Company had a policyholders' surplus account balance of $20,114. The policyholders' surplus account is only taxable if dividends to the stockholder exceed the stockholder's surplus account or if the Company is liquidated. Deferred income taxes of $7,040 have not been established because no distributions of such amounts are contemplated.

IDS Life Insurance Company
--------------------------------------------------------------------------------

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred income tax assets and liabilities as of December 31 are as follows:

                                                                                                       2001           2000
Deferred income tax assets
   Policy reserves                                                                                 $  705,637      $730,239
   Unrealized loss -- available-for-sale securities                                                        --       179,702
   Investments, other                                                                                 330,675        34,600
   Life insurance guaranty fund assessment reserve                                                      1,330         1,365
   Other                                                                                               26,492            --
                                                                                                    ---------       -------
Total deferred income tax assets                                                                    1,064,134       945,906
                                                                                                    ---------       -------
Deferred income tax liabilities
   Deferred policy acquisition costs                                                                  861,892       796,292
   Unrealized gain -- available-for-sale securities                                                    45,934            --
   Other                                                                                                   --        13,026
                                                                                                    ---------       -------
Total deferred income tax liabilities                                                                 907,826       809,318
                                                                                                    ---------       -------
Net deferred income tax assets                                                                     $  156,308      $136,588
                                                                                                   ==========      ========

The Company is required to establish a valuation allowance for any portion of the deferred income tax assets that management believes will not be realized. In the opinion of management, it is more likely than not that the Company will realize the benefit of the deferred tax assets and, therefore, no such valuation allowance has been established.

4. STOCKHOLDER'S EQUITY
Retained earnings available for distribution as dividends to AEFC are limited to the Company's surplus as determined in accordance with accounting practices prescribed by state insurance regulatory authorities. Statutory unassigned surplus aggregated $1,262,335 as of December 31, 2001 and $1,493,292 as of December 31, 2000 (see Note 3 with respect to the income tax effect of certain distributions). In addition, any dividend distributions in 2002 in excess of approximately $194,435 would require approval of the Department of Commerce of the State of Minnesota.

Statutory net (loss) income for the years ended December 31 and capital and surplus as of December 31 are summarized as follows:

                                           2001           2000          1999
Statutory net (loss) income           $ (317,973)    $  344,973    $  478,173
Statutory capital and surplus          1,947,350      1,778,306     1,978,406
                                       ---------      ---------     ---------

The National Association of Insurance Commissioners (NAIC) revised the Accounting Practices and Procedures Manual in a process referred to as Codification. The revised regulations took effect January 1, 2001. The domiciliary states of the Company and its insurance subsidiaries have adopted the provisions of the revised manual. The revised manual has changed, to some extent, prescribed statutory accounting practices and resulted in changes to the accounting practices that the Company uses to prepare its statutory-basis financial statements. The impact of implementing these changes was an increase of $4,660 to the Company's statutory-basis capital and surplus as of January 1, 2001.

5. RELATED PARTY TRANSACTIONS
The Company loans funds to AEFC under a collateral loan agreement. The balance of the loan was $nil at December 31, 2001 and 2000. This loan can be increased to a maximum of $75,000 and pays interest at a rate equal to the preceding month's effective new money rate for the Company's permanent investments. Interest income on related party loans totaled $nil in 2001, 2000 and 1999.

The Company participates in the American Express Company Retirement Plan which covers all permanent employees age 21 and over who have met certain employment requirements. Company contributions to the plan are based on participants' age, years of service and total compensation for the year. Funding of retirement costs for this plan complies with the applicable minimum funding requirements specified by ERISA. The Company's share of the total net periodic pension cost was $263, $250 and $223 in 2001, 2000 and 1999, respectively.

The Company also participates in defined contribution pension plans of American Express Company which cover all employees who have met certain employment requirements. Company contributions to the plans are a percent of either each employee's eligible compensation or basic contributions. Costs of these plans charged to operations in 2001, 2000 and 1999 were $662, $1,707 and $1,906, respectively.

The Company participates in defined benefit health care plans of AEFC that provide health care and life insurance benefits to retired employees and retired financial advisors. The plans include participant contributions and service related eligibility requirements. Upon retirement, such employees are considered to have been employees of AEFC. AEFC expenses these benefits and allocates the expenses to its subsidiaries. The cost of these plans charged to operations in 2001, 2000 and 1999 was $1,011, $1,136 and $1,147, respectively.

IDS Life Insurance Company
--------------------------------------------------------------------------------

Charges by AEFC for use of joint facilities, technology support, marketing services and other services aggregated $505,526, $582,836 and $485,177 for 2001, 2000 and 1999, respectively. Certain of these costs are included in deferred policy acquisition costs. Expenses allocated to the Company may not be reflective of expenses that would have been incurred by the Company on a stand-alone basis.

Included in other liabilities at December 31, 2001 and 2000 are $68,919 and $41,059, respectively, payable to and receivable from AEFC for federal income taxes.

6. LINES OF CREDIT
The Company has available lines of credit with AEFC aggregating $200,000 ($100,000 committed and $100,000 uncommitted). The interest rate for any borrowings is established by reference to various indices plus 20 to 45 basis points, depending on the term. Borrowings outstanding under this agreement were $nil and $50,000 uncommitted at December 31, 2001 and 2000, respectively.

7. COMMITMENTS AND CONTINGENCIES
At December 31, 2001, 2000 and 1999, traditional life and universal life-type insurance in force aggregated $108,255,014, $98,060,472 and $89,271,957 respectively, of which $25,986,706, $17,429,851 and $8,281,576 were reinsured at the respective year ends. The Company also reinsures a portion of the risks assumed under long-term care policies. Under all reinsurance agreements, premiums ceded to reinsurers amounted to $114,534, $89,506 and $76,970 and reinsurance recovered from reinsurers amounted to $43,388, $32,500, and $27,816 for the years ended December 31, 2001, 2000 and 1999, respectively. Reinsurance contracts do not relieve the Company from its primary obligation to policyholders.

At December 31, 2001, the Company had no commitments to purchase investments other than mortgage loan fundings (see Note 2).

In January 2000, AEFC reached an agreement in principle to settle three class-action lawsuits related to the sales of insurance and annuity products anticipated to provide for approximately $215 million of benefits. The Company had been named as a co-defendant in all three of these lawsuits. In September 2000, both state and federal courts gave preliminary approval to the proposed settlement and AEFC mailed notices to all of the over two million class members. In May 2001, the courts entered orders approving the settlement. The orders became final in August 2001 and in October 2001 the settlement was implemented. The anticipated costs of settlement remain unchanged from prior years. The settlement as approved provides for release by class members of all insurance and annuity market conduct claims dating back to 1985. Some class members opted out of the settlement and therefore did not release their claims against AEFC or the Company. Some of these class members who opted out were represented by counsel and presented separate claims to AEFC or the Company. Most of their claims have been settled.

The Company is named as a defendant in various other lawsuits. The outcome of any litigation cannot be predicted with certainty. In the opinion of management, however, the ultimate resolution of these lawsuits, taken in aggregate should not have a material adverse effect on the Company's consolidated financial position.

The IRS routinely examines the Company's federal income tax returns and is currently conducting an audit for the 1993 through 1996 tax years. Management does not believe there will be a material adverse effect on the Company's consolidated financial position as a result of these audits.

8. DERIVATIVE FINANCIAL INSTRUMENTS
The Company maintains an overall risk management strategy that incorporates the use of derivative instruments to minimize significant unplanned fluctuations in earnings caused by interest rate and equity market volatility. The Company does not enter into derivative instruments for speculative purposes. As prescribed per SFAS No. 133, derivative instruments that are designated and qualify as hedging instruments are classified as a cash flow hedge, fair value hedge, or a hedge of a net investment in a foreign operation, based upon the exposure being hedged.

The Company currently has economic hedges that either do not qualify or are not designated for hedge accounting treatment under SFAS No. 133. For the year ended December 31, 2001, the net effect on earnings of accounting for the net changes in fair value of the following undesignated derivatives under SFAS No. 133 compared with prior rules was not significant.

The Company enters into interest rate swaps, caps and floors to manage the Company's interest rate risk and options and futures to manage equity-based risk. The values of derivative financial instruments are based on market values, dealer quotes or pricing models.

Market risk is the possibility that the value of the derivative financial instruments will change due to fluctuations in a factor from which the instrument derives its value, primarily an interest rate or equity market index. The Company is not impacted by market risk related to derivatives held for non-trading purposes beyond that inherent in cash market transactions. Derivatives held for purposes other than trading are largely used to manage risk and, therefore, the cash flow and income effects of the derivatives are inverse to the effects of the underlying transactions. Credit risk is the possibility that the counterparty will not fulfill the terms of the contract. The Company monitors credit risk related to derivative financial instruments through established approval procedures, including setting concentration limits by counterparty, and requiring collateral, where appropriate. A vast majority of the Company's counterparties are rated A or better by Moody's and Standard & Poor's.

IDS Life Insurance Company
--------------------------------------------------------------------------------

Interest rate caps, swaps and floors are used principally to manage the Company's interest rate risk. These instruments are primarily used to protect the margin between interest rates earned on investments and the interest rates credited to related annuity contract holders. No interest rate swaps or floors were outstanding as of December 31, 2001. The interest rate caps expire by January 2003. The fair value of the interest rate caps is included in Other assets. Changes in the value of the interest rate caps are included in Other insurance and operating expenses.

A purchased (written) option conveys the right (obligation) to buy or sell an instrument at a fixed price for a set period of time or on a specific date. The Company writes and purchases index options to manage the risks related to annuity products that pay interest based upon the relative change in a major stock market index between the beginning and end of the product's term. The Company views this strategy as a prudent management of equity market sensitivity, such that earnings are not exposed to undue risk presented by changes in equity market levels.

The annuity products contain embedded derivatives, essentially the equity based return of the product, which must be separated from the host contract and accounted for as derivative instruments per SFAS No. 133. As a result of fluctuations in equity markets, and the corresponding changes in value of the embedded derivatives, the amount of interest credited incurred by the Company related to the annuity product will positively or negatively impact reported earnings.

The purchased and written options are carried at fair value and included in Other assets and Other liabilities, respectively. The fair value of the embedded options are included in Future policy benefits for fixed annuities. The changes in fair value of the options are recognized in Other insurance and operating expenses and the embedded derivatives are recognized in Interest credited on universal life-type insurance and investment contracts. The purchased and written options expire on various dates from 2002 to 2008.

The Company also purchases futures to hedge its obligations under equity indexed annuities. The futures purchased are marked-to-market daily and exchanged traded, exposing the Company to no counterparty risk. The futures contracts mature within four months.

Index options are used to manage the equity market risk related to the fee income that the Company receives from its separate accounts and the underlying mutual funds. The amount of the fee income received is based upon the daily market value of the separate account and mutual fund assets. As a result, the Company's fee income could be impacted significantly by fluctuations in the equity market. There are no index options outstanding as of December 31, 2001 related to this strategy.

9. FAIR VALUES OF FINANCIAL INSTRUMENTS
The Company discloses fair value information for most on- and off-balance sheet financial instruments for which it is practicable to estimate that value. Fair values of life insurance obligations and all non-financial instruments, such as deferred acquisition costs are excluded.

Off-balance sheet intangible assets, such as the value of the field force, are also excluded. Management believes the value of excluded assets and liabilities is significant. The fair value of the Company, therefore, cannot be estimated by aggregating the amounts presented.

                                                                                  2001                         2000
                                                                       Carrying         Fair         Carrying        Fair
Financial Assets                                                         value          value          value         value
Fixed maturities:
   Held-to-maturity securities                                       $        --   $        --    $ 6,463,613   $ 6,471,798
   Available-for-sale securities                                      20,157,137    20,157,137     12,399,990    12,399,990
Common stocks                                                              1,704         1,704         10,333        10,333
Mortgage loans on real estate                                          3,680,394     3,845,950      3,738,091     3,821,825
Cash and cash equivalents                                              1,150,251     1,150,251        316,974       316,974
Other securities                                                          75,721        75,721          1,130         1,130
Derivative financial instruments                                          34,477        34,477         50,387        60,615
Separate account assets                                               27,333,697    27,333,697     32,349,347    32,349,347
                                                                      ----------    ----------     ----------    ----------
Financial Liabilities
Future policy benefits for fixed annuities                           $18,139,462   $17,671,777    $18,020,824   $17,479,187
Derivative financial instruments                                           2,506         2,506          3,098         6,069
Separate account liabilities                                          24,280,092    23,716,854     28,791,949    27,822,667
                                                                      ----------    ----------     ----------    ----------

At December 31, 2001 and 2000, the carrying amount and fair value of future policy benefits for fixed annuities exclude life insurance-related contracts carried at $1,368,254 and $1,300,018, respectively, and policy loans of $84,557 and $96,603, respectively. The fair value of these benefits is based on the status of the annuities at December 31, 2001 and 2000. The fair value of deferred annuities is estimated as the carrying amount less any applicable surrender charges and related loans. The fair value for annuities in non-life contingent payout status is estimated as the present value of projected benefit payments at rates appropriate for contracts issued in 2001 and 2000.

At December 31, 2001 and 2000, the fair value of liabilities related to separate accounts is estimated as the carrying amount less any applicable surrender charges and less variable insurance contracts carried at $3,053,605 and $3,557,398, respectively.

APPENDIX A

TOTAL SURRENDER OF A SUBACCOUNT

This example shows how surrender charges are calculated for the total surrender of one subaccount.

ASSUMPTIONS:

The contract is dated January 15, 2002. The contract year is January 15 to January 14 and the anniversary date is January 15th each year.

Subaccount P is established with a $5,000 payment on July 1, 2003. The surrender charge percentages for Subaccount P will be:

      SURRENDER DATE                    SURRENDER CHARGE PERCENTAGE
      --------------                    ---------------------------
     7-1-03 to 1-14-04                                  7%
    1-15-04 to 1-14-05                                  6
    1-15-05 to 1-14-06                                  5
    1-15-06 to 1-14-07                                  4
    1-15-07 to 1-14-08                                  3
    1-15-08 to 1-14-09                                  2
    1-15-09 to 1-14-10                                  1
     January 15, 2010+                                  0

Subaccount P market adjusted value is transferred to Subaccount Q on September 1, 2004. The above surrender charge percentage date limits do not change even though Subaccount P transferred to Subaccount Q.

Subaccount Q is entirely surrendered November 4, 2007, when the Subaccount Q accumulation value is $8,300. Interest rates have increased since Subaccount Q started. The January 15, 2007 (prior contract anniversary) Subaccount Q accumulation value was $8,000.

Assume that the November 4, 2007 market adjusted value is $8,000. This includes the $800 free withdrawal amount (10% of the January 15, 2007 Subaccount Q accumulation value) and an assumed ($300) negative market value adjustment due to interest rate increases.

WHAT IS THE SURRENDER CHARGE AMOUNT?

The $8,000 market adjusted value less the $800 free withdrawal amount is subject to a 3% surrender charge. The surrender charge is 3% of $7,200 which is $216.

WHAT NET AMOUNT WILL YOU RECEIVE?

You will receive a net surrender check of $7,784, which is:

Subaccount Q market adjusted value                      $8,000
(which includes the $800 free withdrawal amount and the ($300) market value adjustment)

Less Subaccount Q surrender charge                       - 216
                                                      --------
Net Subaccount Q surrender check                        $7,784

APPENDIX B

MARKET VALUE ADJUSTMENT ILLUSTRATION

ANNUITY ASSUMPTIONS

Contract date:                   January 1, 2002

Subaccount established:          July 1, 2002

Purchase payment:                $50,000

Subaccount guarantee period:     10 years

Subaccount guarantee rate:       4.5% effective annual yield

MARKET ADJUSTMENT ASSUMPTIONS: These examples show how the market value adjustment may affect your contract subaccount values. The surrenders in these examples occur one year after the subaccount is established. There are no previous surrenders.

The subaccount accumulation value at the end of one year is $52,250. If there are no surrenders, the subaccount accumulation value at the end of the ten-year guarantee period will be $77,648.47.

The subaccount accumulation value on the one year contract anniversary, is:
$50,000 x (1 + .045) TO THE POWER OF (184/365) = $51,121.87. The free withdrawal amount for the next year is $5,112.19. This free withdrawal amount (10% of the contract anniversary subaccount accumulation value) is free of both market value adjustment and surrender charge.

The market value adjustment reflects the relationship (at the time of surrender) between the subaccount guarantee rate and the interest rate IDS Life then is crediting on purchase payments or transfers made to new subaccounts with guarantee periods of the same duration as the time remaining in the subaccount guarantee period. After one year, there are nine years left of your ten-year subaccount guarantee period.

Example I shows a downward market value adjustment. Example II shows an upward market value adjustment. These examples do not show the surrender charge (if any) that would be calculated separately after the market value adjustment. Surrender charge calculations are shown in Appendix A.

MARKET ADJUSTED VALUE = [(AV SUB c - FWA) X F] + FWA

             AV SUB c    =     The subaccount accumulation value to be
                               surrendered or transferred

                  FWA    =     The lesser of AV sub c or free withdrawal amount

                                (1 + i SUB g) TO THE POWER OF (N + t)
                    F    =      ---------------------------------------
                                (1 + i SUB Mvi) TO THE POWER OF (N + t)

where:

              i SUB g    =     The subaccount guarantee rate

                    N    =     The number of complete years to the end of the
                               guarantee period for the subaccount

                    t    =     The fraction of a year remaining to the end of
                               the guarantee period (for example, if 180 days remain in a 365-day contract year, it would be .493 for the subaccount)

            i SUB Mvi    =     The subaccount guarantee rate IDS Life then is
                               crediting on purchase payments or transfers made to new subaccounts with guarantee periods of the same duration as the time remaining in the subaccount guarantee period +.0025 (Straight line interpolation between whole year rates. If
                               N is zero, i sub Mvi is the rate for a one year guarantee period.)

EXAMPLE I-- Downward market value adjustment

A surrender results in a downward market value adjustment when interest rates have increased. Assume after one year, we are now crediting 5% for a new subaccount with a nine-year guarantee period. If you fully surrender the subaccount, the market adjusted value would be:

[(AV SUB c - FWA) X F] + FWA



                             (1 + .045) TO THE POWER OF 9
[($52,250.00 - $5,112.19) x  -----------------------------] + 5,112.19 = $49,311.66
                             (1 + .0525) TO THE POWER OF 9



The market value adjustment is a $2,938.34 reduction of the accumulation value:

($2,938.34) = $49,311.66 - $52,250.00

EXAMPLE II-- Upward market value adjustment

A surrender results in an upward market value adjustment when interest rates have decreased more than .25%. Assume after one year, we are now crediting 4% for a new subaccount with a nine-year guarantee period. If you fully surrender the subaccount, the market adjusted value would be:

[(AV SUB c - FWA) X F] + FWA

                            (1 + .045) TO THE POWER OF 9
[($52,250.00 - $5,112.19) x -----------------------------] + 5,112.19 = $53,277.18
                            (1 + .0425) TO THE POWER OF 9

The market value adjustment is a $1,027.18 increase of the accumulation value:

$1,027.18 = $53,277.18 - $52,250.00

[AMERICAN EXPRESS(R) LOGO]

IDS LIFE INSURANCE COMPANY
70100 AXP FINANCIAL CENTER
MINNEAPOLIS, MN 55474
(800) 862-7919


                                                                 S-6409 D (5/02)

                                    PART II.

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.       Other Expenses of Issuance and Distribution

The expenses of the issuance and distribution of the interests in the IDS Life Account MGA of IDS Life Insurance Company to be registered, other than commissions on sales of the Contracts, are to be borne by the registrant.

Item 15.       Indemnification of Directors and Officers

Section 300.083 of Minnesota Law provides in part that a corporation organized under such law shall have power to indemnify anyone made, or threatened to be made, a party to a threatened, pending or completed proceeding, whether civil or criminal, administrative or investigative, because he is or was a director or officer of the corporation, or served as a director or officer of another corporation at the request of the corporation. Indemnification in such a proceeding may extend to judgments, penalties, fines and amounts paid in settlement, as well as to reasonable expenses, including attorneys' fees and disbursements. In a civil proceeding, there can be no indemnification under the statute, unless it appears that the person seeking indemnification has acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and its shareholders and unless such person has received no improper personal benefit; in a criminal proceeding, the person seeking indemnification must also have no reasonable cause to believe his conduct was unlawful.

Article IX of the By-laws of IDS Life Insurance Company requires IDS Life Insurance Company to indemnify directors and officers to the extent indemnification is permitted as stated by the preceding paragraph, and contains substantially the same language as the above-mentioned Section 300.083.

Article IX, paragraph (2), of the By-laws of IDS Life Insurance Company provides as follows:

"Section 2. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party, by reason of the fact that he is or was a director, officer, employee or agent of this Corporation, or is or was serving at the direction of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, to any threatened, pending or completed action, suit or proceeding, wherever brought, to the fullest extent permitted by the laws of the State of Minnesota, as now existing or hereafter amended, provided that this Article shall not indemnify or protect any such director, officer, employee or agent against any liability to the Corporation or its security holders to which he would otherwise be subject by reason of willful misfeasance, bad faith, or gross negligence, in the performance of his duties or by reason of his reckless disregard of his obligations and duties."

The parent company of IDS Life Insurance Company maintains an insurance policy which affords liability coverage to directors and officers of IDS Life Insurance Company while acting in that capacity. IDS Life Insurance Company pays its proportionate share of the premiums for the policy.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 16.       Exhibits

  1.- 2.  Not applicable.

     3.1 Copy of Certificate of Incorporation of IDS Life Insurance Company filed electronically as Exhibit 3.1 to Post-Effective Amendment No. 2 to Registration Statement No. 33-50968 is incorporated herein by reference.

     3.2 Copy of the Amended By-laws of IDS Life Insurance Company filed electronically as Exhibit 3.2 to Post-Effective Amendment No. 2 to Registration Statement No. 33-50968 is incorporated herein by reference.

     3.3 Copy of Resolution of the Board of Directors of IDS Life Insurance Company, dated May 5, 1989, establishing IDS Life Account MGA filed electronically as Exhibit 3.3 to Post-Effective Amendment No. 2 to Registration Statement No. 33-50968 is incorporated herein by reference.

     4.1  Copy of Group Annuity Contract,  Form 30363D,  filed electronically as
          Exhibit  4.1  to  Post-Effective   Amendment  No.  2  to  Registration
          Statement No. 33-50968 is incorporated herein by reference.

     4.2 Copy of Group Annuity Certificate, Form 30360D, filed electronically as Exhibit 4.2 to Post-Effective Amendment No. 2 to Registration Statement No. 33-50968 is incorporated herein by reference.

     4.3 Form of Deferred Annuity Contract, Form 30365E, filed electronically as Exhibit 4.3 to Post-Effective Amendment No. 2 to Registration Statement No. 33-50968 is incorporated herein by reference.

    5. Opinion of Counsel regarding legality of Contracts is filed electronically herewith.

6. - 20.  Not applicable.

     21. Copy of List of Subsidiaries filed electronically as Exhibit 22 to Post-Effective Amendment No. 5 to Registration Statement No. 33-50968 is incorporated herein by reference.

     22.  Not applicable.

     23.  Consent of Independent Auditors is filed electronically herewith.

     24. Power of Attorney, dated April 9, 2002, is filed electronically herewith.

     25.-27. Not applicable.

Item 17.       Undertakings

A.   The Registrant undertakes:

     (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933,

          (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement,

          (iii)to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement,

     (2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time may be deemed to be the initial bona fide offering thereof,

     (3) that all post-effective amendments will comply with the applicable forms, rules and regulations of the Commission in effect at the time such post-effective amendments are filed, and

     (4) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

B. The Registrant represents that it is relying upon the no-action assurance given to the American Council of Life Insurance (pub. avail. Nov. 28,
     1988). Further, the Registrant represents that it has complied with the provisions of paragraphs (1) - (4) of the no-action letter.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant, IDS Life Insurance Company, certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, and State of Minnesota on the 25th day of April, 2002.

                              IDS Life Insurance Company
                              --------------------------
                                     (Registrant)

                              By /s/  Timothy V. Bechtold*
                                 ------------------------------------
                                      Timothy V. Bechtold
                                      President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on the 25th day of April, 2002.

Signature                                     Title


/s/  Gumer C. Alvero*                         Director and Executive Vice
------------------------------------          President - Annuities
     Gumer C. Alvero

/s/  Timothy V. Bechtold*                     Director and President
------------------------------------
     Timothy V. Bechtold

/s/  Timothy S. Meehan*                       Secretary
------------------------------------
     Timothy S. Meehan

/s/  Barry J. Murphy*                         Director
------------------------------------
     Barry J. Murphy

/s/  Teresa J. Rasmussen*                     Vice President and General
-----------------------------------           Counsel
     Teresa J. Rasmussen

/s/  Stephen W. Roszell*                      Director
-----------------------------------
     Stephen W. Roszell

/s/  John T. Sweeney*                         Director and Executive
------------------------------------          Vice President - Finance
     John T. Sweeney

/s/  Philip C. Wentzel*                       Vice President and Controller
-------------------------------------
     Philip C. Wentzel

/s/  David L. Yowan*                          Vice President, Treasurer and
------------------------------------          Assistant Secretary
     David L. Yowan

*Signed pursuant to Power of Attorney dated April 9, 2002, filed electronically herewith as Exhibit 24.

By:

/s/  Mary Ellyn Minenko
------------------------
     Mary Ellyn Minenko